                          U.S. Securities and Exchange
                       Commission Washington, D.C. 20549

                                   Form 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                   AMERICA'S SENIOR FINANCIAL SERVICES, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

               FLORIDA                                   65-0181535
   -------------------------------                   -------------------
   (State or other jurisdiction of                    (I.R.S. Employer
   incorporation or organization)                    Identification No.)

                             15544 N.W. 77th Court
                             Miami Lakes, FL 33016
                    ----------------------------------------
                    (Address of principal executive offices)

                  Issuer's telephone number:   (305) 828-2599
                                               --------------

          Securities to be registered under Section 12(b) of the Act:

                                      NONE

          Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK

                                     PART I

Item 1. DESCRIPTION OF BUSINESS.

         AMERICA'S SENIOR FINANCIAL SERVICES, INC. (the "Company", "AMSE" or "America's Senior") is filing this Form 10-SB to register its common stock and thus become a reporting company pursuant to Section 12(g) of the Securities Exchange Act of 1934.

         We are a licensed mortgage lender active in originating, processing and obtaining funding for forward and reverse mortgage loans secured by single family residences which are funded by financial institutions or independent investors. We receive income from two sources in connection with our mortgage lending activities: we charge certain non-refundable mortgage application fees to potential borrowers and upon closing a loan, receive additional fees payable by the borrower or investor which fees are based upon a percentage of the loan and/or the interest rates charged.

         We are a Florida corporation which was incorporated on February 26, 1990 under the name Phoenix Management Associates, Inc. We changed our name to America's Senior Financial Services, Inc. on December 11, 1997. We do business under the trade name: America's Senior Financial Services. Our executive offices are located at 15544 NW 77th Court, Miami Lakes, FL 33016 and our telephone number is 305-828-2599.

         In July 1998 we acquired Dow Guarantee Corp. ("Dow"), a south Florida mortgage lender since 1985. In January 1999 we acquired Capital Funding of South Florida, Inc. ("Capital Funding"), a central and north Florida mortgage lender since 1994. Accordingly, the discussion of our business herein includes the business of our wholly-owned subsidiaries Dow and Capital Funding. Such acquisitions were accounted for as purchases.

         The following table sets forth the approximate loan production and fee income for America's Senior, Dow and Capital Funding during the periods indicated.

                         FISCAL YEARS ENDED DECEMBER 31

                                                     1998             1997
                                                  -----------      ----------
Loans originated by America's Senior(l)
  Gross dollars originated                        $45,550,000      $41,600,000
  Total dollars funded                            $35,000,000      $32,000,000
  Number of loans                                         350              320
  Gross fee revenue                               $   830,000      $   542,000

Loans originated by Dow(2)
  Gross dollars originated                        $84,000,000      $84,000,000
  Total dollars funded                            $60,000,000      $60,000,000
  Number of loans                                         615              630
  Gross fee revenue                               $ 2,454,000      $ 2,600,000

 Loans originated by Capital Funding (3)
   Gross dollars originated                       $62,500,000      $35,000,000
   Total dollars funded                           $50,000,000      $28,000,000
   Number of loans                                        512              287
   Gross fee revenue                              $ 1,419,000      $   773,000


(1) American Senior's retail production only. Does NOT include subsidiaries.
(2) Acquired in July 1998. The figures include the period before acquisition by the Company.
(3) Acquired in January 1999.

         The Company currently originates all types of residential mortgage products, and serves all age groups and credit categories. While retaining its traditional forward mortgage business we have implemented a plan to specialize in serving the senior citizen homeowner market using the "Reverse Mortgage" as a base. Reverse Mortgages (RM) are a special type of mortgage loan specifically developed to serve the unique needs of the senior community. AMSE has been originating Reverse Mortgages since 1994. On March 1, 1999, the Company launched a training program for the employees of Dow and Capital Funding to support the Company's overall business model, and to maximize consolidated Reverse Mortgage production through the addition of this product category at its subsidiaries and the education of its captive employee base to properly market and sell RM product.

         HOW REVERSE MORTGAGES WORK

         A reverse mortgage (RM) is a type of home equity loan that allows homeowners to convert some of the equity in their homes into cash without an obligation on their part for monthly repayment. RMs works much like forward mortgages, only in reverse. Rather than making a payment to the lender each month, the lender pays the borrower. Unlike conventional home equity loans, RMs do not require any repayment of principal, interest, or servicing fees for as long as the borrower lives in their home. Funds obtained from an RM may be used for any purpose, including meeting housing expenses such as taxes, insurance, fuel, and maintenance costs, as well as any personal expenses such as health care expenses. The loan does not come due until the borrower dies, sells, or moves out of the home permanently.

         REQUIREMENTS AND RESPONSIBILITIES OF THE REVERSE MORTGAGE BORROWER

         The RM funds may be paid to the borrower in a lump sum, in monthly advances, through a line-of-credit, or in a combination of the three, depending on the type of RM and the lender. The amount the homeowner is eligible to borrow is based on age, the equity in the home, and the interest rate the lender is charging. The calculation is done utilizing special software developed by the secondary market investors.

         Because the borrower retains title to the home with an RM, the borrower also remains responsible for taxes, repairs, and maintenance. Depending on the plan selected, the RM becomes due with interest either when the borrower permanently moves, sells the home or dies. The lender does not take title to the home when the borrower dies, but the heirs must pay off the loan. The debt is usually repaid by refinancing the loan into a forward mortgage (if the heirs are eligible) or by using the proceeds from the sale of the home.

         The Company has established ongoing correspondent relationships with selected mortgage funding organizations such as Federal National Mortgage Association (Fannie Mae), Federal Housing Administration and several non-governmental lenders which have established reverse mortgage funding programs. These organizations buy reverse mortgages which meet their individual and agency or government underwriting requirements. The Company receives a fee upon funding which is generally 2% of the appraised value of the subject property.

         LOAN OFFICE NETWORK. The Company originates mortgage loans through its network of 12 retail loan offices. As of February 26, 1999 the following are the locations of the loan origination offices maintained by America's Senior, Dow and Capital Funding.

         AMERICA'S SENIOR:
         -----------------
         Addresses:        15544 NW 77th Court; Miami Lakes FL 33016
                           2346 South Lynhurst Drive F101; Indianapolis IN 46241
                           5250 77 Center Drive-#350; Charlotte NC 28217

         DOW:
         ----
         Addresses:        9501 NE 2nd Ave; Miami Shores FL 33138
                           One SW 29 Ave; Suite 207; Pembroke Pines FL 33027
                           6801 Lake Worth Road; Lake Worth, FL 33480

         CAPITAL FUNDING:
         ----------------
         Addresses:        1000 South Federal Highway; Stuart FL 34994
                           729 SE Federal Highway; Stuart FL 34994
                           2014 SE Port St. Lucie Blvd.; Port St. Lucie FL 34952
                           3162 SW Martin Downs Blvd.; Palm City FL 34990
                           6375 Linton Street; Palm Beach Gardens FL 33418
                           316 North Bermuda Ave - #12; Kissimmee FL 34741

         The Company's loan officers at its 12 retail loan offices assist the applicant by explaining the various mortgage loan programs available, completing the loan application, arranging for appraisals, credit reports, pre-underwriting, quality control, fraud prevention, state and federal compliance issues, and various other tasks in connection with the proper preparation of a loan package. The loan package is then forwarded to the Company's funding sources for compliance review and loan approval. If the loan package is approved, the loan can be closed and funded and the Company receives its fees, which are based upon a percentage on the amount of the loan and/or interest rates charged.

         Generally, the Company acts only to originate mortgage loans which are funded by third party financing sources. While the Company has credit arrangements to fund loans with its own funds, these are used in a very limited manner, and loans funded with these facilities are generally not held longer than 90 days. Accordingly, the risks of collection, delinquencies and foreclosures are very limited.

         MARKETING AND ADVERTISING

         As an independent mortgage originator, the Company seeks to identify persons who are seeking mortgage loan funding. Currently, the Company advertises in local and regional newspapers, yellow page telephone directories, internet websites, direct mail and cable television. The Company markets through national Trade Association participation, senior oriented direct mail, participation in senior events, free video tapes given to potential clients, state level trade shows, and HUD/Fannie Mae focus group activities. For the fiscal year ended December 31, 1998, the Company expended approximately $175,000 for sales and marketing activities. In 1999 the Company is seeking to expand its marketing activities to consistently include nationwide advertising of its Reverse Mortgage effort, and expects to invest more than $250,000 in marketing and advertising costs.

         FUNDING SOURCES

         The Company has established ongoing correspondent relationships with selected mortgage funding organizations such as Federal National Mortgage Association (Fannie Mae), the FHLMC (Freddie Mac), the Federal Housing Administration (FHA), the Veteran's Administration (VA), and certain conforming and non-conforming non-governmental wholesale lenders.

         The Company generally functions as a concurrent lender ("table funding"), and has pre-sold its whole loans on a flow basis, prior to the closing of the loan. This means that at the actual closing (or upon the expiration of any applicable loan rescission period, such as would apply in the case of a refinance) the funding organization wires the necessary monies directly to the third party closing the loan. The funds generally do not flow in to any of the Company's accounts. The Company then receives from the closer, the fees due the Company.

         The funding organizations have no contractual obligation to fund any mortgage loans originated by the Company. Each loan is considered for funding based upon the underwriting standards established by the individual funding organization, in compliance with the government (FHA, VA) or quasi-governmental agency (FNMA, FHLMQ which will ultimately acquire the loan as part of a mortgage backed security (MBS).

         The funding organizations are all major wholesale funding sources, and the Company represents that it only sells loans to those organizations which are properly licensed to conduct business in the states that the Company operates in, and that the funding organizations are generally HUD, VA, FNMA, or FHLMC approved conduits.

         EXPANSION STRATEGY

         In July 1998 and January 1999, the Company acquired Dow and Capital Funding respectively. The Company is seeking to acquire additional mortgage originators and may also consider the acquisition of ancillary organizations such as title companies, health care providers, and other financial service organizations focused on the senior citizen market.

         COMPETITION

         The Company faces intense competition in the business of originating mortgage loans. The Company's competitors in the industry include consumer finance companies, mortgage banking companies, savings banks, commercial banks, credit unions, thrift institutions, credit card issuers and insurance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than the Company. In addition, many financial services organizations that are much larger than the Company have formed national loan origination networks or purchased home equity lenders. Competition among industry participants can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, loan origination fees and interest rates. To the extent any of these competitors significantly expand their activities in the Company's market, the business of the Company could be materially adversely affected. Fluctuations in interest rates and general economic conditions may also affect the Company and its competition. During periods of rising rates, competitors that have locked in lower rates to potential borrowers may have a competitive advantage.

         The Company believes its competitive strengths include emphasizing customer education to attract borrowers for reverse mortgages, and its ongoing high level of customer service which causes it to retain a very high percentage of its clients.

         REGULATION

         The Company's operations are subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. The Company's consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act, as amended, and Regulation B, the Fair Credit Reporting Act of 1970, as amended, the Federal Real Estate Settlement Procedures Act and Regulation X, the Home Mortgage Disclosure Act, the Federal Debt Collection Practices Act and the National Housing Act of 1934, as well as other federal and state statutes and regulations affecting the Company's activities.

         The Company is also subject to the rules and regulations of, and examinations by, state and federal regulatory authorities with respect to originating and processing loans. These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, govern inspections and appraisals of properties and credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement action.

         EMPLOYEES

         At March 3, 1999, the Company employed approximately 150 persons. The Company has satisfactory relations with its employees.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

         The following discussion and analysis should be read in conjunction with the financial statements and notes thereto that appear elsewhere herein.

         This Form 10-SB contains forward looking statements including, without limitation, statements relating to the Company's plans, expectations, intentions, and adequate resources, and are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "believes" "intends" "expects" "plans" "anticipates" "estimates" or "potential" and similar expressions identify forward looking statements. The Company does not undertake to update, revise, or correct any of the forward looking information. Actual results may differ materially from those expressed in any forward looking statement made by or on behalf of the Company. Some important factors that could cause the Company's actual results or expectations to differ materially from those discussed in the forward looking statements include, but are not limited to loss of the Company's significant customers, changes in consumer demand for the Company's core products, interest rates in general, actions of regulatory or consumer protection agencies that have an effect on the Company's ability to market its products, Federal and State legislation, capital expenditures, economic conditions in general and inability to retain qualified employees.

RESULTS OF OPERATIONS:

These results for 1998 are pro-forma, and include the following:

1998 - AMSE, Dow and Capital Funding pro-forma combined twelve month performance.

1997 - AMSE stand alone.

                                   1998                 1997            Change
                                   ----                 ----            ------

 Gross loans originated         $192,000,000         $41,600,000        +362%
 Total dollars funded           $145,000,000         $32,000,000        +353%
 Units funded                          1,477                 320        +362%
 Gross Fee Income               $  4,703,000         $   542,000        +767%

 Earnings (loss) before
 non-recurring items:               (121,600)            (67,250)

   Non-recurring
   expense items:                    183,900                    4,906

   Net income (loss):               (305,500)                 (72,200)

   % of Gross Fee Income                  6%                       13%

FISCAL 1998 COMPARED TO FISCAL 1997:

         In the mortgage industry, there are several benchmarks used to measure a company's growth. The first benchmark offered is loan origination volume. In 1998, AMSE's pro-forma loan origination volume increased by $150,400,000 or 362% from our 1997 level of $41,600,000. This increase includes the origination benefit derived from our acquisitions of Dow Guarantee Mortgage and Capital Funding of South Florida. The second benchmark to review is our closed loan unit volume. This number represents true unit production, and ties directly to the Company's gross fee income level. In 1998, the Company closed 1,477 units, versus 320 units in 1997. This is an increase in closed loans of 362%. The third benchmark to be considered is gross fee income. This number represents the commissions and other fees the Company earns on its closed loans. In 1998, the Company grossed $4,703,000 in fees, versus $542,000 in 1997, primarily due to the acquisition of Dow and Capital Funding. See, Item 1, Business, for loan production and fee income of America's Senior, Dow and Capital Funding for Fiscal 1998 and 1997 on an individual basis.

         The Company's business strategy involves developing a mix of forward and reverse mortgage originations, where the forward (or traditional) mortgage products subsidize the costs to grow the reverse mortgage production. In 1998, reverse mortgage production was limited to the Miami Lakes facility. In 1998, Miami Lakes originated over 300 reverse mortgages, compared to the 1997 production level of under 100 loans. In 1999 the Company plans to increase its training and development of the employees of its subsidiaries, and expects their contribution to increase total reverse mortgage production. Ultimately, the Company seeks a balance of business that is about 65% forward and 35% reverse. In 1998, on a consolidated basis, the Company achieved a balance of about 80% forward and 20% reverse. In 1997, less than 10% of the Company's total production was reverse mortgages.

         In 1998, the Company's pro-forma loss was $305,500. While most expense categories showed increases, the increases relate to the acquisitions that occurred. Several categories stand out because they are key to the development of the Company's growth strategy. $103,600 is directly attributable to goodwill amortization caused by acquisitions. The Company has elected to amortize the goodwill over a shorter term than the maximum allowed by accounting rules, thereby increasing the annual charge to earnings. In 1998, the Company spent $64,800 in employee retention activity. By spending these funds, we saw continuity in staff and avoided a drop in sales that could have resulted from a less efficient staff. Another major expense increase occurred in advertising and marketing. Consistent with the Company goal of establishing itself as a national source for Reverse Mortgages, the Company spent over $175,000 on advertising, versus $50,000 in 1997. In 1998 we expanded our direct mail efforts and began utilizing cable television and radio. All the effort was directed at development of the reverse mortgage origination, which increased by over 500%. The

\benefits will be felt in 1999, when we close these loans. By way of this discussion, the reader can see that these few categories account for $343,300 which exceeds our entire year's pro-forma loss. These expenses should be considered an investment in the Company's growth plan. Once our subsidiaries begin to implement certain efficiencies derived from this consolidation, these expense dollars may be offset by increased sales at higher margins, and should result in a planned return to profitability.

LIQUIDITY AT YEAR END:

         The Company ended 1998 with $219,272 in cash and cash equivalents, compared to $86,376 in 1997. The Company has generated cash (to cover its acquisition expenses and operating losses) through the sale of its common stock.

CURRENT LIABILITIES AT YEAR END:

         The Company has minimal debt. At year end 1998 we had total liabilities of $382,992 of which $199,813 was routine accounts payable and $66,927 was routine compensation payable. In 1998, the Company hired a corporate controller, whose responsibilities include strengthening and improving the Company's internal control systems to insure that the Company is accurately recording the monies it owes to creditors.

"Y2K" ISSUE:

         The "Y2K" issue arises because the Company uses PC microcomputer systems, some of which were originally designed to handle a two digit year, not a four digit year. The Company has inventoried its entire PC ownership, and has determined that about 25% of its inventory needs to be replaced in 1999. The Company estimates that this will result in an investment of about $50,000 in new equipment. Some of this investment will be recovered by the sale (or donation) of the obsolete equipment. In general, the Company does not foresee much impact from the "Y2K" issue, because the Company relies on third party software and a funding network that has, in most cases, represented to the Company that it has completed its own internal "Y2K" audit and plans to make changes where necessary to insure seamless entry into the year 2000.

AVAILABILITY OF MORTGAGE FINANCING.

         The success of our mortgage origination business is dependent upon the availability of mortgage funding at reasonable rates. Although there has been no limitation on the availability of mortgage funding in the last few years, there can be no assurance that mortgages at attractive rates will continue to be available.

INDUSTRY OBSTACLES ENCOUNTERED IN 1998:

         The Reverse Mortgage Industry is fragmented, dominated by small regional firms, and generally lacks nationwide leadership. We saw this as an opportunity to aggregate production, and used this weakness as the core of our growth strategy. In 1998, we were involved in the formation of the National Reverse Mortgage Lenders Association. NRMLA was created to help this Industry become mainstream, and we are a driving member of NRMLA.

         AMSE's results have started to reflect its business model which is built on a mix of revenue weighted toward a higher forward mortgage contribution. However, our overhead allocation is weighted toward the development of our Reverse Mortgage business. In 1998, we used the more predictable cash flows of forward mortgages to subsidize the growth of RMs. Specific percentages have been developed that allow AMSE to invest heavily in its RM marketing and development, while allowing the Company to achieve profitable operation in the future.

         In 1998, AMSE spent considerable resources to develop a program whereby mortgage brokers, financial planners, and other advisors to the senior demographic could participate in the growth of the Reverse Mortgage Industry. Surveys have shown (NAMB 1998) there were about 200,000 brokers operating in the United States. Yet, less than 2,000 brokers (internal estimate) know anything significant about the product and even fewer know where to direct their clients. By developing a program that allows them to participate in the growth of our business, AMSE is opening a huge channel of potential RM distribution.

FUTURE PLANS FOR GROWTH AND PROFITABILITY:

         The Company has developed a specific strategy for the future. The strategy addresses several key needs.


1. The Company plans to grow through internal development of its captive (and growing) loan origination staff. Our training focus is on the Reverse Mortgage segment of our business. In 1998, by following this strategy, the Miami Lakes office increased its Reverse Mortgage origination pipeline by almost 500%. Along the way, valuable lessons were learned about the training involved with regular mortgage sales people. In 1999, these internal techniques are being used to train our subsidiaries to produce RMs.

2. In 1998, the key growth engine was acquisition activity. In July 1998 the Company acquired Dow Guarantee Mortgage, adding approximately $84,000,000 in loan production. In 1998, the Company executed a letter of intent to acquire Capital Funding of South Florida, adding another $62,500,000 in loan production. The Capital Funding acquisition closed in January 1999.

3. Simultaneous with growth through acquisitions, we are continuing to develop our "participant network" of mortgage brokers, financial planners, and other persons dedicated to working with the senior demographic.

Item 3. DESCRIPTION OF PROPERTY.

         All of the operations of the Company are conducted from premises leased from independent landlords.

         The following table sets forth information concerning these facilities:


          America's Senior Financial Services

          Location Tenant                    Approx. Size              Lease Expiration          Monthly Rent
          ---------------                    ------------              ----------------          ------------
          15544 NW 77th Court,
          Miami Lakes, FL 33016                3,250 sf                   Aug. 2001                 $3,500

          2346 S Lynhurst Dr., F101              590 sf                   Aug. 1999                    590
          Indianapolis, IN 46241

          5250 77 Center Dr., Suite 350          400 sf                   Apr. 1999                    550
          Charlotte, NC 28217


          Dow Guarantee Mortgage

          Location Tenant                    Approx. Size              Lease Expiration          Monthly Rent
          ---------------                    ------------              ----------------          ------------
          9501 NE 2nd Ave.
          Miami Shores, FL 33138               5,500 sf                   Dec. 2001                 $6,000

          6801 Lake Worth Rd., #122 & 123        600 sf                   Oct. 2001                    833
          Lake Worth, FL 33480

          One SW 129th Ave., Suite 207         1,420 sf                   Dec. 1999                  2,012
          Pembroke Pines, Florida


          Capital Funding of South Florida

          Location Tenant                    Approx. Size              Lease Expiration          Monthly Rent
          ---------------                    ------------              ----------------          ------------
          3162 Martin Downs Blvd.               600 sf                    June 2001                 $2,000
          Palm City, FL 34990

          729 SE Federal Hwy., Suite 100        550 sf                     May 1999                  2,000
          Stuart, FL 34994

          6376 Linton St.                       550 sf                     May 1999                  2,000
          Palm Beach Gardens, FL 33418


         -There are currently three other Capital Funding Offices leased month to month.

         Leases may provide for rent escalations tied to increases in operating expenses or fluctuations in the consumer price index.

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth, as of March 5th, 1999, the beneficial ownership of the company's 6,619,331 outstanding shares of common Stock by (1) the only persons who own of record or are known to own, beneficially, more than 5% of the Company's Common Stock; (2) each director and executive officer of the Company; and (3) all directors and officers as a group.

                                                 Number of
         Name                                    Shares(l)         Percent(l)
         ----                                   ----------         ----------
         Nelson A. Locke(2)                     2,650,000              40%

         Cheryl D. Locke(2)                     2,650,000              40%

         Brickell Equity Group, Inc.              356,667             5.4%

         Charles M. Kluck(4)                      550,000             8.3%

         Elly Shea                                 21,000             0.3%

         Thomas G. Sherman, Esq.                  100,000             1.5%

         Michael J. Shelley(3)                    105,000             1.6%

         All officers and directors
         as a group (6 persons)                 3,426,000            51.7%

-------------------------

         (1) Based upon 6,619,331 shares outstanding as of March 5th, 1999.

         (2) Nelson A. Locke and Cheryl D. Locke own such shares as Joint tenants.

         (3) Represents shares owned by MJS Equity, Inc., an affiliate of Mr. Shelley.

         (4) Includes 200,000 owned by his sister, Linda Kluck.


Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CORPORATE PERSONS.

         The directors and executive officers of the Company are:


            Name                     Age          Position
        ---------------              ---          --------
        Nelson A. Locke              48      Chairman of the Board,
                                             President and Treasurer.

        Cheryl D. Locke              42      Executive Vice President
                                             Personnel, Director.
                                             Audit Committee.

        Elly Shea                    55      Senior Vice President, Production.

        Thomas G. Sherman, Esq.      45      Director.
                                             Compensation Committee.

        Michael J. Shelley           37      Director.
                                             Compensation and Audit Committees.

        Charles M. Kluck             48      Director-President of Dow.



         Nelson A. Locke and Cheryl D. Locke are married.

         Nelson A. Locke founded the Company in 1990 and has served as its President and Chairman of the Board of Directors since that time. He is the architect of the Company's business model. He is the past President of the Florida Association of Mortgage Brokers - Miami Chapter and has earned the NAMB's certified residential mortgage lender designation. In 1997 he was named FAMB"s "Broker of the Year", and in 1998 was awarded the prestigious FAMB "President's Award" for his public relations efforts on behalf of the Florida Mortgage Brokerage Industry. He is a founder and director of the National Reverse Mortgage Lenders Association. Mr. Locke is a Marine Corps. veteran (non commissioned officer) and holds a B.A. from California State University.

         Cheryl D. Locke is the Company's Executive Vice President. She is a member of the Board of Directors, and serves on the Company's audit committee. She is directly responsible for the HR function, supervising the Company's personnel department and reviewing AMSE's compliance with state and federal employment issues. She joined the Company in 1990 on a part time basis, as a loan officer. By 1994, she had risen to senior loan officer. From 1995 to 1998, she directly supervised all loan production and closing. In January 1998, she was appointed EVP and elected to the Company's Board of Directors.

         Elly Shea has been an advocate of Reverse Mortgages since their inception. Working in the industry for over 10 years, she has participated in RM product development and marketing. From 1994 to 1998, she was Southeast Correspondent Manager for TransAmerica HomeFirst. She understands the special needs of senior citizens, and has worked diligently to help bring ethical products to Florida seniors. She has been Senior Vice President-Production of the Company since August 1998.

         Thomas J. Sherman has been an attorney in private practice in Coral Gables, Florida since 1980. He is also President and owner of Union Title Services, Inc., a full service title insurance agency. Mr. Sherman is a graduate of the University of Miami School of Law. Since 1990, Mr. Sherman has served as the Company's general counsel. He became a director in January 1998.

         Michael J. Shelley has been President and CEO of MJS Financial, Inc. since 1993. From 1991 to 1993 he was senior sales representative for Siemens Automotive. Mr. Shelley is a Phi Beta

Kappa graduate of the University of Illinois with a B.A. in Economics and also has a Master of Science degree from the University of Illinois in Finance. He became a director in January 1998.

         Charles M. Kluck has been the President of Dow Guarantee Corp. since its founding in 1985, and continues to serve in that capacity. Dow was acquired by the Company on July 31, 1998. He became a director of the Company in July 1998.

         BOARD COMMITTEES

         The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee, consisting of Cheryl Locke and Michael Shelley, reviews the adequacy of internal controls and results and scope of the audit and other services provided by the Company's independent auditors. The Compensation Committee, consisting of Thomas Sherman and Michael Shelley, establishes and recommends salaries, incentives and other forms of compensation for officers and other key employees.

Item 6. EXECUTIVE COMPENSATION.

         SUMMARY COMPENSATION TABLE

         The following table sets forth the total compensation paid to the Company's chief executive officer for the last three completed fiscal years. No executive officer of the Company received compensation of $100,000 or more during any such year.

                                                                   Other Annual
   Principal Position         Year        Salary       Bonus       Compensation
   ------------------         ----        ------       -----       ------------
   Nelson A. Locke            1998        $70,000       -0-            5,000
   President                  1997        $50,000       -0-             -0-
                              1996        $30,000       -0-             -0-

         DIRECTOR COMPENSATION

         No fees are paid for director services.

         EXECUTIVE EMPLOYMENT AGREEMENTS

         In January 1998 the Company entered into a five (5) year employment agreement with Nelson A. Locke. Mr. Locke is employed as President and Chairman at an annual salary of $70,000 and such additional compensation as he determines. The agreement provides certain health, life and disability insurance, and autos to Mr. Locke. The Agreement provides for the establishment of an "Executive Performance Bonus Pool" described below. The agreement provides that in any calendar year when the Company's stock price increases by at least 20%, that he shall be eligible for stock options equal to 5% of his total common stock holdings at the end of the calendar year which may be exercised at $1.00 per share and may be paid for by interest-free promissory note. Mr. Locke waived these options for 1998 as this event would have been harmful to future business and investor prospects.

         In January 1998 the Company entered into a five (5) year employment agreement with Cheryl D. Locke. Mrs. Locke is employed as Executive Vice President, Secretary and Director at an annual salary of $50,000. The agreement provides certain health, life and disability insurance, an auto to Mrs. Locke, special performance bonus of up to $25,000 to be paid at the discretion of the President. She is entitled to commission on loan originations for which she was submitting loan officer. The agreement provides that in any calendar year when the Company's loan origination's increase by at least 20%, that she shall be eligible for stock options equal to 5% of her total common stock holdings at the end of the calendar year which may be exercised at $1.00 per share and may be paid for by interest-free promissory note. Mrs. Locke waived these options for 1998 as this event would have been harmful to future business and investor prospects.

         In July 1998 the Company's subsidiary, Dow Guarantee Corp., entered into an employment agreement with Charles M. Kluck for a term of five years, under which Mr. Kluck will be paid an annual salary of $110,000.

         In July 1998 the Company's subsidiary, Dow Guarantee Corp., entered into an employment agreement with Linda C. Kluck for a term of five years, under which Ms. Kluck will be paid an annual salary of $70,000.

         In August 1998 the Company entered into an employment agreement with Elly Shea for a term of three years, under which Mrs. Shea will be paid an annual salary of $65,000, an auto, certain health and life insurance, and certain other performance bonuses which may be in the form of cash compensation or stock.

         In January 1999 the Company's subsidiary, Capital Funding of South Florida, Inc., entered into an employment agreement with George Pollis for a term of five years, under which Mr. Pollis will be paid an annual salary of $50,000, plus commissions on his personal sales.

         In January 1999 the Company's subsidiary, Capital Funding of South Florida, Inc., entered into an employment agreement with Michael Pollis for a term of five years, under which Mr. Pollis will be paid an annual salary of $50,000, plus commissions on his personal sales.

EXECUTIVE PERFORMANCE BONUS POOL

         The Company's employment agreement with its President, Nelson A. Locke, provides that ten percent (10%) of the Company's pre-tax net income for 1998 through 2002 in excess of the pre-tax net income for December 31, 1997 shall be contributed to an annual bonus pool for the benefit of the President and other key employees of the Company. The allocation of any bonus among the President and other key employees is made by the Compensation Committee.

         No bonus was allocated for 1998.

STOCK OPTION PLANS.

INCENTIVE STOCK OPTION PLAN

         The Company's Board of Directors and Shareholders have adopted two stock option plans. Pursuant to the Incentive Stock Option Plan (the "ISO Plan"), options to acquire a maximum of 2,500,000 shares, but not more than eight percent (8%) of the total authorized shares of the Company (which currently equals 2,000,000 shares), may be granted to directors, officers, employees, consultants and other independent contractors and persons who performed services relating to the Company, including wholly or partially owned subsidiaries.

         The Plan is administered by a Stock Option Committee consisting of two or more nonemployee directors or in the absence of such a committee, the Board of Directors.

         Pursuant to the ISO Plan, the Company may grant Incentive Stock Options as defined in Section 422(b) of the Internal Revenue Code of 1986 and non-qualified stock options not intended to qualify under such section. The price at which the Company's common stock may be purchased upon exercise of Incentive Stock Options granted under the Plan will be required to be at least equal to the fair market value of the common stock on the date of grant. Non-qualified stock options may be at any price designated by the Committee on the date of grant. Options granted under the Plan may have maximum terms of not more than ten (10) years and are not transferable except by will or the laws of descent and distribution. No Incentive Stock Options under the Plan may be granted to an individual owning more than ten percent (10%) of the total combined voting power of all classes of stock issued by the Company unless the purchase price of the common stock under such option is at least one hundred ten percent (110%) of the Fair Market Value of the shares issuable on exercise of the option at the date of grant and such option is not exercisable more than five (5) years from the date of grant.

         Generally, options granted under the Plan terminate upon the grantee's employment or affiliation with the Company, but the Committee may authorize an expiration date of up to ninety (90) days following such termination. If termination was due to death or disability, the options expire one (1) year after such termination or the termination date set forth in the option, whichever is earlier. If termination is due to retirement the option expires ninety (90) days after termination or the termination date set forth in the option, whichever is earlier.

         If the Change of Control takes place, the Board may vote to immediately terminate all outstanding options or may vote to accelerate the expiration of options to the tenth day after the effective date of the Change of Control. If the Board votes to immediately terminate the options, it shall make a cash payment to the grantees equal to the difference between the exercise price and the Fair Market Value of the shares that would have been subject to the terminated option on the date of the Change of Control. A Change of Control of the Company is generally deemed to occur when any person becomes the beneficial owner of or acquires voting control with respect forty percent (40%) or more of the total voting shares of the Company, the Company is merged into any other company, or substantially all of its assets are acquired by another company, or three or more directors nominated by the Board to serve as a director, each having agreed to serve in such capacity, failed to be elected in a contested election of directors.

         Incentive Stock Options granted under the Plan are subject to the restriction of the aggregate Fair Market Value as of the date of grant of options which first become exercisable in any calendar year cannot exceed $100,000.

         The Plan provides for appropriate adjustments in the number and type of shares covered by the Plan and options granted thereunder in the event of any reorganization, merger, recapitalization or certain other transactions involving the Company.

         Until the closing of an underwritten public offering by the Company, pursuant to a registration statement filed and declared effective under the Securities Act of 1933 covering offer and sale of the Company's common stock for the account of the Company, the Company has the right of first refusal to acquire any shares which were acquired pursuant to the exercise of options under the Plan at the Fair Market Value on the date of the shareholder's notice to the Company and the Company shall have the right to repurchase any option shares following holder's termination of service or affiliation with the Company for any reason at the original exercise price of the option.

NON-QUALIFIED STOCK OPTION PLAN.

         Pursuant to the Non-Qualified Stock Option Plan (the "Non-ISO Plan"), options to acquire a maximum of two percent (2%) of the total authorized shares of the Company may be granted to any person who performed services for the Company and its subsidiaries.

         Non-qualified stock options may be at any price designated by the Committee on the date of grant. Options granted under the Plan may have maximum terms of not more than ten (10) years and are not transferable except by will or the laws of descent in distribution.

         Generally, options granted under the Plan terminate thirty (30) days after termination of the grantee's employment or affiliation with the Company. If termination was due to death or disability, the options expire one (1) year after such termination or the termination date set forth in the option, whichever is earlier.

         Any conditions or restrictions on exercise lapse on a Change of Control unless otherwise set forth in the Option Agreement.

         The Plan is administered by a Stock Option Committee consisting of two or more non-employee directors or in the absence of such a committee, the Board of Directors.

         The Plan provides for appropriate adjustments in the number and type of shares covered by the Plan and options granted thereunder in the event of any reorganization, merger, recapitalization or certain other transactions involving the Company.

         Until the closing of an underwritten public offering by the Company, pursuant to a registration, filed and declared effective under the Securities Act of 1933 covering offer and sale of the Company's common stock for the account of the Company, the Company has the right of first refusal to acquire any shares which were acquired pursuant to the exercise of options under the Plan at the Fair Market Value on the date of the shareholder's notice to the Company and the Company shall have the right to repurchase any option shares following holder's termination of service or affiliation with the Company for any reason at the original exercise price of the option.

NON-PLAN STOCK INCENTIVES.

         In 1998, the Company issued 74,400 shares of its Common Stock to employees as incentive compensation. The shares vest to the employees over a three year period following the date of issuance.


Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         A shareholder, Louis Weltman of Vistra Growth Partners, Inc. provides investment banking services to the Company. In 1998 such shareholder was paid fees of $60,000 and 66,667 shares of the Company's common stock for services in connection with the Company's acquisition of Dow.

         The Company's President borrowed $22,500 from the Company in December 1998, which was repaid in January 1999 with interest at 5%.

Item 8. DESCRIPTION OF SECURITIES,

         COMMON STOCK

         The Company is authorized to issue 25,000,000 shares of Common Stock, $.001 par value. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

         PREFERRED STOCK

          The Company is authorized to issue 10,000,000 shares of Preferred Stock with rights, preferences and limitations to be determined by the Board of Directors. As of the date hereof, no shares of Preferred Stock have been issued.

                                    PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         The Company's Common Stock has been trading on the over-the-counter market since February 20, 1998. The following sets forth the range of high and low bid quotations for the periods indicated as reported by National Quotation Bureau, Inc. Such quotations reflect prices between dealers, without retail mark-up, markdown or commission and may not represent actual transactions.


                                                      High bid     Low bid
                                                      --------     -------
February 20, 1998 through March 31, 1998                $5.75       $5.75
April 1, 1998 through June 30, 1998                      6.625       5.75
July 1, 1998 through September 30, 1998                  7.375       5.50
October 1, 1998 through December 31, 1998                7.50        6.375
January 1, 1999 through March 1, 1999                    5.75        7.00

         There are no restrictions on the payment of dividends. In 1997, the Company paid S Corporation distributions of $46,567. It was an S corporation for tax purposes at that time. The S corporation status was terminated on November 2, 1997.

         As of March 5, 1999 there were approximately 425 holders of record of the Company's common stock.

Item 2. LEGAL PROCEEDINGS.

         In April 1999 the Company sued Home Care of America, Inc. and Robert
G. Williams in the Circuit Court of the 11th Judicial Circuit, Miami-Dade County, Florida for repayment of a $250,000 loan the Company made in 1998.

Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         On July 23, 1998, the Company changed its independent auditor. This change was by mutual consent due to the need for the Company's auditor to be familiar with the requirements of financial statements for corporations becoming reporting companies under the Securities Exchange Act of 1934. The change was approved by the Board of Directors. The former accountant's report on the Company's financial statements did not contain an adverse opinion on disclaimer of opinion and was not modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

         On July 23, 1998, the Company engaged Ahearn, Jasco + Company, P.A., as its independent auditor.

Item 4. RECENT SALES OF UNREGISTERED SECURITIES.

         The following provides information concerning all sales of securities within the last three years which were not registered under the Securities Act of 1933.

         In November and December 1997, the Company issued 1,117,000 shares of common stock to its founders, directors, certain employees and advisors. Such shares were issued for $2,767, which was received in cash or services. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

         In December 1997, the Company sold 600,000 shares of common stock and 700,000 Common Stock Purchase Warrants to 41 investors for $100,000. Such offering was made pursuant to Rule 504 of Regulation D. Each Common Stock Purchase Warrant entitled to the holder to purchase one share of common stock for $1.00 per share. During 1998, 700,000 of the Warrants were exercised and the Company issued 700,000 shares of common stock pursuant to Rule 504 of Regulation D.


         In July 1998, the Company issued a total of 550,000 shares of common stock to Charles and Linda Muck in connection with the acquisition of Dow and 66,667 to Vista Growth Partners, Inc. for services in connection with such acquisition. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

         The Company issued 74,400 shares to employees as restricted stock awards in 1998. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

         In 1998, the Company issued shares to investors pursuant to Rule 506 of Regulation D as follows:

       Date          Consideration             Shares           Purchaser
       ----          -------------             ------           ---------
       9/11/98        $  1,000                    500           Carpenter
       9/11/98           1,000 (a)                500           Shea
       9/11/98          20,000                 10,000           Weinstein
       9/11/98          20,000                 10,000           Snyder
       9/14/98          20,000                 10,000           Hoffberger
       9/11/98          20,000                 10,000           Aurelia
       9/11/98          15,000                  7,500           Donahue
       9/16/98          10,000                  5,000           Antosek
       9/16/98          15,000                  7,500           Gittelman
       9/18/98           5,000                  2,500           Stott
       9/23/98          10,000                  5,000           Bailey
      10/12/98          10,000                 10,000           Snyder
      10/12/98           7,500                 17,500           Gittleman
      10/12/98          10,000                 10,000           Aurelia

      10/12/98           5,000                  2,500           Antosek
      10/12/98          10,000                 10,000           Weinstein
      10/12/98          10,000                 10,000           Hoffberger
      10/28/98          10,000                  5,000           Shelley IRA
      10/26/98           1,000 (a)                500           Shea
      12/11/98           3,000                  1,500           Perez
      12/11/98          15,000                  7,500           Gibson
      12/11/98           5,000                  2,500           Prado
      12/11/98           4,000                  2,000           Allen
      12/11/98           1,576                  1,300           Prado
      12/11/98           1,212                  1,000           Prado
      12/11/98           1,212                  1,000           Prado
                      --------                -------
                      $231,500                140,800
                      ========                =======
--------------------
(a) These shares were purchased for cash by Elly Shea an officer of the corporation.

         In 1999 the Company issued shares to investors pursuant to Rule 506 as follows:

       Date          Consideration             Shares           Purchaser
       ----          -------------             ------           ---------
       1/4/99         $  4,000                  2,000           Deery IRA
      2/17/99              100                    100           Charlesworth, S
      2/17/99              100                    100           Charlesworth, J
      2/17/99              100                    100           Charlesworth, C
      2/17/99            1,000                  1,000           Charlesworth,
      2/17/99            1,000                  1,000           Hersha
      2/17/99            1,000                  1,000           Langston
      2/17/99            1,000                  1,000           Edgar
      2/17/99            4,000                  4,000           Fleming
      2/17/99            4,000                  4,000           Locke, V
      2/26/99           15,000                 15,000           Snyder
      2/26/99           15,000                 15,000           Aurelia
      2/23/99           10,000                 10,000           Biondo
       3/1/99            1,500                  1,500           Locke, Edwin
      2/25/99           40,000                 40,000           Brickell Equity
      2/25/99           60,000                 60,000           Palmun
                      --------                -------
                      $157,900                155,800
                      ========                =======

         In 1999 the Company issued the following shares to investors pursuant to Rule 504 of Regulation D:

       Date          Consideration             Shares           Purchaser
       ----          -------------             ------           ---------
      1/26/99         $100,000                 100,000          Fidra
      1/26/99           34,000                  34,000          Fidra
      1/26/99           50,000                  50,000          Fidra
      1/26/00           50,000                  50,000          Fidra

      2/25/99           16,666                  16,666          Weltman
      2/25/99           16,667                  16,667          Brickell
      2/25/99           16,667                  16,667          Palmun
                      --------                 -------
                      $284,000                 284,000
                      ========                 =======

         In 1999, the Company issued 221,664 shares of its common stock to the former shareholders of Capital Funding and 16,000 shares to its investment banker in connection with the acquisition. Such shares were issued without registration pursuant to Section 4(2) of the Securities Act of 1933.

         None of the securities discussed above were registered under the Securities Act of 1933, exemption being claimed in each case pursuant to Regulation D or Section 4(2) thereof. All shares which were not issued under Rule 504 exemption were issued with restrictive legend and stop transfer orders. No general advertising or solicitation was utilized in connection with any such sales. All investors were offered access to the Company's books and records and the opportunity to meet with officers of the Company.

Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Florida Business Corporation Act provides that a person who is successful on the merits or otherwise in defense of an action because of service as an officer or director or a corporation, such person is entitled to indemnification of expenses actually and reasonably incurred in such defense. F.S. 607.0850(3).

         Such Act also provides that the corporation may indemnify an officer or director, advance expenses, if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to a criminal action, had no reasonable cause to believe his conduct was unlawful. F.S. 607.0850(l)(2).

         A court may order indemnification of an officer or director if it determines that such person is fairly and reasonably entitled to such indemnification in view of all the relevant circumstances. F.S. 607.0850(9).

                                    PART F/S

         The following financial statements are included herein:

         America's Senior Financial Services, Inc. and Subsidiary

                      Independent Auditors' Report

                      Consolidated Balance Sheets as of
                      December 31, 1998 and 1997

                      Consolidated Statements of Operations,
                      years ended December 31, 1998 and 1997

                      Consolidated Statement of Changes in Stockholders' Equity, years ended December 31, 1998 and 1997

                      Consolidated Statements of Cash Flows, years ended December 31, 1998 and 1997

                      Notes to Financial Statements.

         Dow Guarantee Corp.

                      Independent Auditors' Report

                      Balance Sheets as of
                      December 31, 1998 and 1997

                      Statements of Operations, years ended
                      December 31, 1998 and 1997

                      Statement of Changes in Stockholders'
                      Equity, years ended December 31, 1998 and 1997

                      Statements of Cash Flows, years ended
                      December 31, 1998 and 1997

                      Notes to Financial Statements.

         Capital Funding of South Florida, Inc.

                      Independent Auditors' Report

                      Balance Sheet as of
                      December 31, 1998

                      Statement of Operations, year ended
                      December 31, 1998

                      Statement of Changes in Stockholders'
                      Equity, year ended December 31, 1998

                      Statement of Cash Flows, year ended
                      December 31, 1998

                      Notes to Financial Statements.

         Pro-Forma Financial Statements

                                    PART III

Item 1. EXHIBITS


  Exhibit No.               Page Number              Description
  ----------                ----------               -----------
    2(a)                                             Articles of Incorporation of the Registrant

    2(b)                                             Articles of Amendment to Articles of
                                                     Incorporation

    2(c)                                             By-Laws of the Registrant

    2(d)                                             Incentive Stock Option Plan

    2(e)                                             Non-Qualified Stock Option Plan

    6(a)                                             Employment Agreement as of January 2, 1998
                                                     between Registrant and Nelson A. Locke

    6(b)                                             Employment Agreement as of January 2, 1998
                                                     between Registrant and Cheryl D. Locke

    6(c)                                             Employment Agreement as of July 31, 1998 between
                                                     Registrant and Dow Guarantee Corp. and Charles M.
                                                     Kluck

    6(d)                                             Employment Agreement as of July 31, 1998 between
                                                     Registrant and Dow Guarantee Corp. and Linda C.
                                                     Kluck

    6(e)                                             Consulting Agreement as of August 25, 1998
                                                     between Registrant and Vistra Growth
                                                     Partners, Inc.

    6(f)                                             Agreement for purchase of Dow Guarantee Corp.






    6(g)                                             Agreement for purchase of Capital Funding
                                                     of South Florida, Inc.

   21                                                Subsidiaries

   27                                                Financial Data Schedule


-----------------------
* To be filed by amendment


                                  SIGNATURES

         In accordance with Section 12 of the Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized this 15th day of April, 1999.


                                       AMERICA'S SENIOR FINANCIAL
                                       SERVICES, INC.



                                       By: /s/ Nelson A. Locke
                                           ------------------------------------
                                           Nelson A. Locke
                                           President

                   AMERICA'S SENIOR FINANCIAL SERVICES, INC.
                                 AND SUBSIDIARY






                       CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                      AND
                          INDEPENDENT AUDITORS' REPORT

                   AMERICA'S SENIOR FINANCIAL SERVICES, INC.
                                 AND SUBSIDIARY

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS

           Consolidated Balance Sheets                                       2

           Consolidated Statements of Operations                             3

           Consolidated Statement of Changes in Stockholders' Equity         4

           Consolidated Statements of Cash Flows                           5-6

NOTES TO FINANCIAL STATEMENTS                                             7-15

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of America's Senior Financial Services, Inc.

We have audited the accompanying consolidated balance sheets of America's Senior Financial Services, Inc. and subsidiary (collectively, the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of America's Senior Financial Services, Inc. and subsidiary as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



                                      /s/ Ahearn, Jasco + Company, P.A.
                                      ------------------------------------------
                                      AHEARN, JASCO + COMPANY, P.A.
                                      Certified Public Accountants

Pompano Beach, Florida
February 26, 1999, except for Note 10,
 for which the date is March 26, 1999

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997


                                                                                        1998                1997
                                                                                      ---------           ---------
                                             ASSETS
                                             ------
CURRENT ASSETS:
   Cash and cash equivalents                                                         $  195,728           $ 86,376
   Brokerage fees receivable                                                             49,853              5,495
   Employee advances                                                                     70,528                 --
   Due from shareholder                                                                  22,618                 --
   Prepaid expenses                                                                      46,699                 --
                                                                                     ----------           --------
            TOTAL CURRENT ASSETS                                                        385,426             91,871

PROPERTY AND EQUIPMENT, net                                                             254,783             61,418

GOODWILL, net                                                                         1,059,413                 --

OTHER ASSETS                                                                            319,940             27,770
                                                                                     ----------           --------
            TOTAL                                                                    $2,019,562           $181,059
                                                                                     ==========           ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES:
   Current portion of long-term debt                                                 $    5,798           $ 10,754
   Accounts payable                                                                     173,904             17,126
   Accrued compensation and related taxes                                                49,054             17,640
                                                                                     ----------           --------
            TOTAL CURRENT LIABILITIES                                                   228,756             45,520
                                                                                     ----------           --------
LONG-TERM DEBT, less current portion                                                     13,287             19,702
                                                                                     ----------           --------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Common stock, $0.001 par value; 25,000,000 shares
    authorized, shares issued and outstanding, 5,898,867
    in 1998 and 4,367,000 in 1997                                                         5,899              4,367
   Additional paid-in capital                                                         2,247,432            169,647
   Retained earnings (deficit)                                                         (408,745)           (58,177)
   Unearned compensation - restricted stock                                             (67,067)                --
                                                                                     ----------           --------
            TOTAL STOCKHOLDERS' EQUITY                                                1,777,519            115,837
                                                                                     ----------           --------
            TOTAL                                                                    $2,019,562           $181,059
                                                                                     ==========           ========



                       See notes to financial statements.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                         1998               1997
                                                                                      ----------         ----------
REVENUES                                                                              $1,797,632         $  541,546
                                                                                      ----------         ----------
EXPENSES:
   Payroll and related expenses                                                        1,335,488            307,690
   Administrative, processing, and occupancy                                             722,828            301,106
                                                                                      ----------         ----------
            TOTAL EXPENSES                                                             2,058,316            608,796
                                                                                      ----------         ----------
            LOSS FROM OPERATIONS                                                        (260,684)           (67,250)
                                                                                      ----------         ----------

OTHER EXPENSES:
   Acquisition costs                                                                      14,969                 --
   Employee recruitment                                                                   50,333                 --
   Interest expense                                                                        2,041              4,906
   Goodwill amortization                                                                  22,541                 --
                                                                                      ----------         ----------
            TOTAL OTHER EXPENSES                                                          89,884              4,906
                                                                                      ----------         ----------
            LOSS BEFORE INCOME TAXES                                                    (350,568)           (72,156)

PROVISION FOR INCOME TAXES                                                                    --                 --
                                                                                      ----------         ----------
            NET LOSS                                                                  $ (350,568)        $  (72,156)
                                                                                      ==========         ==========
EARNINGS (LOSS) PER SHARE:
   Basic                                                                              $   (0.072)        $   (0.025)
                                                                                      ==========         ==========
   Diluted                                                                            $   (0.072)        $   (0.025)
                                                                                      ==========         ==========
   Weighted average common shares outstanding                                          4,849,247          2,854,400
                                                                                      ==========         ==========



                       See notes to financial statements.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                COMMON        Common       Additional                    Retained         Total
                                                 STOCK       Stock, at      Paid-in       Restricted     Earnings     Stockholders'
                                              # OF SHARES    par value      Capital         Stock        (Deficit)        Equity
                                              -----------    ---------    -----------     ----------     ---------    -------------
STOCKHOLDERS' EQUITY, January 1, 1997          2,650,000      $2,650      $   15,620       $      --     $ 120,126      $  138,396

S corporation distributions                           --          --              --              --       (29,032)        (29,032)

Issuances of common stock                      1,117,000       1,117           1,650              --            --           2,767

Record distribution payable and other
 adjustments upon S corporation termination           --          --          59,580              --       (77,115)        (17,535)

Private placement offering                       600,000         600          92,797              --            --          93,397

Net loss for the year ended
 December 31, 1997                                    --          --              --              --       (72,156)        (72,156)
                                               ---------      ------      ----------     -----------     ---------      ----------

STOCKHOLDERS' EQUITY, December 31, 1997        4,367,000       4,367         169,647              --       (58,177)        115,837

Stock issued pursuant to the Dow acquisition     616,667         617       1,099,383              --            --       1,100,000

Restricted stock issued to employees              74,400          74        - 74,326         (74,400)           --              --

Recognition of restricted stock earned                --          --              --           7,333            --           7,333

Issuances of common stock for cash, net
 of expenses                                     840,800         841         904,076              --            --         904,917

Net loss for the year ended
  December 31, 1998                                   --          --              --              --      (350,568)       (350,568)
                                               ---------      ------      ----------       ---------     ---------      ----------

STOCKHOLDERS' EQUITY, December 31, 1998        5,898,867      $5,899      $2,247,432       $ (67,067)    $(408,745)     $1,777,519
                                               =========      ======      ==========       =========     =========      ==========





                       See notes to financial statements.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                                        1998                1997
                                                                                      ---------           --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                           $(350,568)          $(72,156)
   Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                                                      57,497             21,259
      Recognition of restricted stock earned                                              7,333                 --
      Changes in certain assets and liabilities, net of amounts
       from an acquisition:
         Brokerage fee receivable                                                         6,429             74,343
         Employee advances                                                               28,544                 --
         Prepaid expenses and other                                                     (46,464)            12,538
         Accounts payable, accrued compensation and related taxes                        14,046             10,806
                                                                                      ---------           --------
            NET CASH PROVIDED BY (USED IN)
             OPERATING ACTIVITIES                                                      (283,183)            46,790
                                                                                      ---------           --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                                                  (205,302)           (18,538)
   Acquisition expenditures, net of cash acquired                                      (294,395)                --
   Changes in other assets                                                               21,304                 --
                                                                                      ---------           --------

            NET CASH USED IN INVESTING ACTIVITIES                                      (478,393)           (18,538)
                                                                                      ---------           --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock, net                                          904,917             96,164
   Change in long-term debt                                                             (11,371)           (12,130)
   S corporation distributions                                                               --            (46,567)
   Loan to shareholder                                                                  (22,618)                --
                                                                                      ---------           --------
            NET CASH PROVIDED BY FINANCING ACTIVITIES                                   870,928             37,467
                                                                                      ---------           --------
            NET INCREASE IN CASH AND CASH EQUIVALENTS                                   109,352             65,719

CASH AND CASH EQUIVALENTS, Beginning of year                                             86,376             20,657
                                                                                      ---------           --------
CASH AND CASH EQUIVALENTS, End of year                                                $ 195,728           $ 86,376
                                                                                      =========           ========



                       See notes to financial statements.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


            (continued)



                                                                                        1998                1997
                                                                                      ---------           --------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Interest paid in cash during the period                                            $  18,135           $  4,906
                                                                                      =========           ========
   Income taxes paid in cash during the period                                        $      --           $     --
                                                                                      =========           ========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
   On July 31, 1998, the Company recorded net tangible assets of $189,157 and goodwill of $1,081,954 in connection with the Dow acquisition (see Note 9).  During 1998, the Company issued restricted stock to employees valued at $74,400.





                       See notes to financial statements.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ORGANIZATION AND BASIS OF PRESENTATION

               America's Senior Financial Services, Inc. ("AMSE") was incorporated on February 26, 1990 and does business as Value Financial - Senior Funding. On July 31, 1998, AMSE acquired Dow Guarantee Corp. ("Dow"). AMSE and its subsidiary Dow (collectively referred to as "the Company"), are licensed mortgage lenders in the State of Florida. The Company is engaged in originating, processing, and concurrently funding mortgage loan applications. In addition to providing traditional (or forward) mortgage loan services, the Company also arranges reverse mortgages specifically developed to serve the special needs of the senior citizen community, and has generated a substantial portion of the reverse mortgages originated in Florida. The Company sells its closed loans to investors for resale into the secondary market. All significant intercompany balances and transactions are eliminated in consolidation.

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      REVENUE RECOGNITION AND CREDIT RISKS

               The Company derives its revenues primarily from mortgage application fees paid by potential borrowers and from brokerage and processing fees payable by the borrower and others at the time of closing. The brokerage and processing fees are recognized as revenue at the time the loans are closed.

               The Company operates in the mortgage banking industry; therefore, it is highly dependent on the status of the economy and interest rates.

      PROPERTY AND EQUIPMENT

               Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Useful lives for most assets range from five to seven years. Expenditures for routine maintenance and repairs are charged to expense as incurred.

      INTANGIBLE ASSETS

               The excess of investment cost over the fair value of net assets acquired (goodwill) is being amortized over a period of 20 years. The goodwill arose from the Dow acquisition. Amortization of goodwill in the amount of $22,541 was charged to operations in 1998.

      ADVERTISING

               The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred. Advertising expense was $155,132 and $46,586 for the years ended December 31, 1998 and 1997, respectively.

      INCOME TAXES

               Through November 2, 1997, AMSE, with the consent of its shareholders, had elected under provisions of the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of taxable income. Therefore, no provision or liability for income is included in the accompanying financial statements for results of operations through November 2, 1997. Effective that date, this election was terminated when AMSE issued common stock to a corporation. This S corporation status termination results in AMSE directly paying taxes on its earnings.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      INCOME TAXES (continued)

               Effective November 3, 1997, the Company accounts for its income taxes in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

      NET LOSS PER COMMON SHARE

               The Company has adopted SFAS No. 128, "Earnings Per Share." SFAS 128 requires companies with complex capital structures or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as previously prescribed by Accounting Principles Board Opinion No. 15, "Earnings Per Share." The effect of common shares issuable under the terms of the Company's preferred stock outstanding are excluded from the calculation of diluted EPS since the effect is antidilutive. The adoption of SFAS 128 did not have an impact on the Company's reported results.

      CASH AND CASH EQUIVALENTS

               Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. The Company occasionally maintains cash balances in financial institutions in excess of the federally insured limits.

      FAIR VALUE OF FINANCIAL INSTRUMENTS

               Cash, receivables, and accounts payable and accrued expenses are reflected in the financial statements at fair value because of the short-term maturity of those instruments. The fair values of the Company's debt obligations, as disclosed in Note 3, are the same as the recorded amounts because rates and terms approximate current market conditions.

      RECLASSIFICATIONS

               Certain amounts in the 1997 financial statements have been reclassified to conform to the 1998 presentation.

      NEW ACCOUNTING PRONOUNCEMENTS

               In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 130 and 131 are effective for fiscal years beginning after December 15, 1997. The Company adopted these standards in 1998, and such adoption did not have any impact on the Company's results of operations or financial position, as the new standards are limited to the form and content of disclosures.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 2 - PROPERTY AND EQUIPMENT

               Property and equipment consists of the following at December 31, 1998 and 1997:

                                                        1998             1997
                                                     ------------     ---------

      Office equipment                               $   31,080        $ 47,930
      Furniture and fixtures                            176,674          18,525
      Leasehold improvements                             87,022              --
      Vehicles                                           42,586          42,586
                                                     ----------        --------
                Total cost                              337,362         109,041
      Less:  Accumulated depreciation                   (82,579)        (47,623)
                                                     ----------        --------
                Property and equipment, net          $  254,783        $ 61,418
                                                     ==========        ========

               Depreciation expense for the years ended December 31, 1998 and 1997 was $34,956 and $21,259, respectively.


NOTE 3 - LONG-TERM DEBT AND CREDIT AGREEMENTS

      INSTALLMENT NOTES

               Long-term debt consists of installment notes for the Company's vehicles. The terms of the notes and the balances owed as of December 31, 1998 and 1997 are as follows:


                                                                                          1998          1997
                                                                                       -----------   -----------

Payable in monthly installments of $549, including interest at the rate of
4.9% per annum, through January 2002, secured by a vehicle.                            $ 19,085      $ 24,351

Other, repaid in 1998.                                                                       --         6,105
                                                                                       --------      --------

Total long-term debt                                                                     19,085        30,456
Less:  Current portion                                                                   (5,798)      (10,754)
                                                                                       --------      --------

          Long-term debt, net of current portion                                       $ 13,287      $ 19,702
                                                                                       ========      ========

               Future maturities of long-term debt are approximately $5,800 in 1999, $6,300 in 2000, $6,500 in 2001, and $500 in 2002.

      CREDIT AGREEMENTS

               The Company has two credit lines with a financial institution. The credit lines are guaranteed by a director/shareholder. The total amount available under the agreements is $50,000. As of December 31, 1998, no amounts were outstanding.

               The Company has an agreement with a financial institution to provide a $1,000,000 mortgage warehousing facility which assists the Company in originating and closing mortgages. The Company is liable under the agreement only if there is a default during a mortgage closing process. There were no amounts owed under this agreement as of December 31, 1998. Interest paid during 1998 for borrowings under this agreement totaled $16,094 and is included in operating expenses.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 4 - INCOME TAXES

               As discussed in Note 1, AMSE was taxed as an S corporation from inception through November 2, 1997. Effective that date, the S corporation status was terminated, and therefore, AMSE must directly pay taxes on its earnings. As a result of the termination, a final S corporation distribution of $17,535 was accrued, $59,580 of undistributed S corporation earnings were reclassified to additional paid-in capital, and deferred income tax assets of $240 (net of an allowance of the same amount) were established for the tax bases of assets and liabilities that are different than those recognized for financial reporting purposes.

               A summary of income taxes for the year ended December 31, 1998 and for the period from November 3, 1997 through December 31, 1997 is as follows:


                                                                      1998              1997
                                                                   ------------      -----------
      Currently payable:
         Federal                                                   $       --         $     --
         State                                                             --               --
      Deferred tax benefit                                           (112,220)          (2,200)
                                                                   ----------         --------
                Income tax benefit for the applicable period         (112,220)          (2,200)
      Deferred tax asset established November 2, 1997                      --             (240)
                                                                   ----------         --------
                Income tax benefit, prior to allowance               (112,220)          (2,440)
      Valuation allowance                                             112,220            2,440
                                                                   ----------         --------
                 Net income tax provision                          $       --         $     --
                                                                   ==========         ========


               Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to net deferred income tax assets at December 31, 1998 and 1997 relate to the following:


                                                                      1998               1997
                                                                    ----------         --------

      Allowance accounts                                            $      --         $  2,240
      Net operating loss carryforward                                 111,040              200
      Restricted stock awards                                           3,620               --
      Valuation allowance                                            (114,660)          (2,440)
                                                                    ---------          -------
                 Net deferred income tax liability                  $      --          $    --
                                                                    =========          =======


               There are no significant deferred tax liabilities. The Company has used a combined estimated federal and state tax rate of approximately 35% for all deferred tax computations. The tax benefit prior to the allowance differs from the Federal statutory rate of 34% because of non-deductible expenses (including the goodwill amortization), the surtax exemptions and rate brackets, and the effect of state income taxes.

               The Company has recorded a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets which may not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation future taxable income during the periods in which temporary differences and/or carryforward losses become deductible.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 4 - INCOME TAXES (continued)

               The Company has available tax net operating loss carryovers ("NOLs") as of December 31, 1998 of approximately $339,200. The NOLs expire beginning in 2012. Certain provisions of the tax law may limit the net operating loss carryforwards available for use in any given year in the event of a significant change in ownership interest. There have already been significant changes in stock ownership; however, management believes that an ownership change has not yet occurred which would cause the net operating loss carryover to be limited.

NOTE 5 - RELATED PARTY TRANSACTIONS

               A shareholder of AMSE provides investment banking services to the Company. In connection with these investment banking activities, this shareholder received fees consisting of cash of $60,000 and 66,667 shares of restricted AMSE stock [which were issued pursuant to the Dow acquisition (see Note 9)].

               At December 31, 1998, the Company's president and majority shareholder owed the Company $22,500 (plus accrued interest of $118) under notes bearing interest at 5%. These notes were repaid on January 28, 1999.

NOTE 6 - STOCKHOLDERS' EQUITY

      COMMON STOCK

               The holders of the common stock are entitled to one vote per share and have non-cumulative voting rights. The holders are also entitled to receive dividends when, as, and if declared by the Board of Directors. Additionally, the holders of the common stock do not have any preemptive right to subscribe for, or purchase, any shares of any class of stock.

      PREFERRED STOCK

               Subsequent to December 31, 1998, the Company amended its Articles of Incorporation to authorize preferred stock (see Note 10).

      RECAPITALIZATION AND SHARE OFFERINGS

               In November 1997, the Board of Directors voted to amend the Company's articles of incorporation to change the number of authorized shares to 25,000,000 with a par value of $0.001. The outstanding shares of common stock at that date were converted into 2,650,000 shares of the new $0.001 par value stock. The shares of the Company have been restated to January 1, 1997, as well as other share and per share amounts, as if a stock split had occurred.

               During November and December 1997, 1,117,000 shares of common stock were issued to various accredited investors and employees. In December 1997, 600,000 shares were issued to new investors through a Regulation D, Rule 504 private placement offering, as well as 700,000 common stock purchase warrants. In 1998, certain accredited investors purchased 140,800 shares for $231,500 in cash (before expenses) and 66,667 shares were issued to the Company's investment banker pursuant to the Dow acquisition, in which 550,000 shares were issued to the sellers.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 6 - STOCKHOLDERS' EQUITY (continued)

      RECAPITALIZATION AND SHARE OFFERINGS (continued)

               Each of the 700,000 stock purchase warrants issued pursuant to the private placement offering entitled the registered holder to purchase one share of the Company's common stock for $1. The warrants were exchanged in 1998 with proceeds to the Company, before expenses, of $700,000.

               The Company had also issued 133,333 stock purchase warrants to certain accredited investors. Each of these warrants entitled the holder to purchase one share of common stock for $1 per share. The warrants expired February 19, 1999.

      CONTINGENT STOCK ISSUANCES

               In conjunction with the acquisition of Dow in July 1998 (see
      Note 9), the Company agreed to an aggregate value guarantee for the 550,000 shares of the Company's common stock issued in that transaction. If, at such time as a registration statement has been declared effective by the U.S. Securities and Exchange Commission (the initial measurement date) and the value of the shares at that date is not at least $2,750,000, then the Company shall issue additional shares of its common stock so that the total shares received by the former Dow shareholders multiplied by the then fair market value (as defined) equals $2,750,000. There is also an additional measurement date if an underwriter of a public offering of the Company's stock imposes a lock-up on the stock issued to the former Dow shareholders; this date is one year after the expiration of the lock-up period, and the adjustment formula is similar to the initial formula. As of February 26, 1999, no shares would be due to the former Dow shareholders if this date were the initial measurement date.

      RESTRICTED STOCK AWARDS

               During 1998, a total of 74,400 restricted shares of the Company's common stock were granted to certain employees. The market value of shares awarded was $74,400. This amount was recorded as unearned compensation - restricted stock and is shown as a separate component of stockholders' equity. Unearned compensation is being amortized to expense over the three-year vesting period and, net of forfeitures, amounted to $7,333 in 1998.

      NASD OTC BULLETIN BOARD TRADING

               The Company's common stock began public trading on the over-the-counter market in April 1998 under the symbol AMSE.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

      OFFICE LEASES

               The Company leases office space in various locations as well as certain office equipment. Future minimum lease payments subsequent to December 31, 1998 under these operating leases are as follows: $144,377 in 1999, $137,417 in 2000, $118,062 in 2001, and $12,956 in years 2002 and 2003. Rent expense for the years ended December 31, 1998 and 1997 totaled $60,841 and $40,906, respectively.

      LITIGATION

               From time to time, the Company is exposed to claims, regulatory, and legal actions in the normal course of business, some of which are initiated by the Company. At December 31, 1998, management believes that any such outstanding issues will be resolved without significantly impairing the financial condition of the Company.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 8 - NET INCOME (LOSS) PER COMMON SHARE

               For the year ended December 31, 1998 and 1997, basic and diluted weighted average common shares include only common shares outstanding. The inclusion of common share equivalents would be anti-dilutive and, as such, they are not included.

               A reconciliation of the number of common shares shown as outstanding in the consolidated financial statements with the number of shares used in the computation of weighted average common shares outstanding is shown below:


                                                                              1998              1997
                                                                          -------------     --------------
      Common shares outstanding at December 31st                           5,898,867          4,367,000
      Effect of weighting                                                 (1,049,620)        (1,512,600)
                                                                          ----------         ----------

                Weighted average common shares outstanding                 4,849,247          2,854,400
                                                                          ==========         ==========

               The number of shares have been restated to reflect the number of shares issued upon the 1997 amendment of the articles of incorporation, as if a stock split had occurred (see Note 6).

NOTE 9 - ACQUISITION ACTIVITIES

      DOW GUARANTEE CORP.

               The acquisition of Dow was completed on July 31, 1998 and was accounted for as a purchase. Identified tangible assets and liabilities were recorded at their estimated fair market values and the excess of the total cost over the net fair values of identified assets and liabilities was recorded as goodwill. The purchase price for these assets totaled $1,445,257, with 550,000 shares of common stock of the Company being issued to the sellers (valued at $1,100,000), costs of $171,111 (including 66,667 shares issued to the Company's investment banker), and assumed liabilities of $174,146. The cost of the acquisition was allocated to tangible assets and goodwill totaling $363,303 and $1,081,954, respectively.

      CAPITAL FUNDING OF SOUTH FLORIDA, INC.

               On January 29, 1999, the Company completed an acquisition of Capital Funding of South Florida, Inc. ("CFSF"). This acquisition will be accounted for as a purchase. Identified tangible assets and liabilities will be recorded at their estimated fair market values and the excess of the total cost over the net fair values of identified assets and liabilities will be recorded as goodwill. The financial statements of the Company will include the operating results of the acquired entity from the date of its acquisition.

               Based on preliminary information, the purchase price for these assets was estimated at $1,245,000, with 221,664 shares of common stock of the Company being issued to the sellers (valued at $610,000), cash to the sellers of $300,000, costs of $180,000, and assumed liabilities of approximately $155,000. The cost of the acquisition is anticipated to be allocated to the assets as follows:

      Depreciable tangible property and equipment           $   80,000
      Receivables and other current assets, net                 75,000
      Other assets                                             100,000
      Goodwill                                                 990,000
                                                            ----------
                Total                                       $1,245,000
                                                            ==========

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 9 - ACQUISITION ACTIVITIES (continued)

      CAPITAL FUNDING OF SOUTH FLORIDA, INC. (continued)

               The acquisition agreement with CFSF contains provisions whereby the former shareholders of CFSF may be entitled to additional shares of the Company's common stock depending on future market values of the Company's stock.

      OTHER ACTIVITIES

               In December 1998, the Company advanced $250,000 to a potential acquisition target pursuant to a promissory note. The note is secured by 263,445 unrestricted and 2,148,500 restricted shares of the target's stock, which have an aggregate value of approximately $580,000. The note is non-interest bearing and presently has no due date. The Company also advanced $10,000 to the target pursuant to a letter of intent to negotiate an acquisition. These amounts are recorded as other assets on the accompanying balance sheet at December 31, 1998.

      PRO-FORMAS

               The following pro forma summary presents the results of operations as if the Dow and CFSF acquisitions had occurred at January 1, 1998, after giving effect to certain adjustments, including amortization of goodwill. These pro forma results have been prepared for illustrative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of those dates, or results of which may occur in the future.


                                               1998 Consolidated              1998 Consolidated
                                                   Pro forma (12 months)          Pro forma (12 months)
                                                 AMSE and Dow                 AMSE, Dow and CFSF
                                             ---------------------          ---------------------
                                                  (Unaudited)                    (Unaudited)

      Revenues                                    $3,287,900                     $4,720,500
      Expenses                                     3,533,000                      4,849,200
                                                 -----------                     ----------
                Loss from operations                (245,100)                      (128,700)
      Non-operating expenses                         113,700                        167,900
                                                 -----------                     ----------

                Net loss                         $  (358,800)                    $ (296,600)
                                                 ===========                     ==========


NOTE 10 - SUBSEQUENT EVENTS

      PREFERRED STOCK

               Effective March 23, 1999, the Company amended its Articles of Incorporation to add the following provision: "THE CORPORATION IS ALSO AUTHORIZED TO ISSUE TEN MILLION (10,000,000) SHARES OF PREFERRED STOCK HAVING A PAR VALUE OF $.001 PER SHARE (THE `PREFERRED STOCK'). SHARES OF PREFERRED STOCK MAY BE ISSUED FROM TIME TO TIME IN ONE OR MORE SERIES. THE BOARD OF DIRECTORS IS AUTHORIZED TO FIX THE NUMBER OF SHARES IN EACH SERIES, THE DESIGNATION THEREOF AND THE RELATIVE RIGHTS, PREFERENCES AND LIMITATIONS OF EACH SERIES, AND SPECIFICALLY, THE BOARD OF DIRECTORS IS AUTHORIZED TO FIX WITH RESPECT TO EACH SERIES (a) THE DIVIDEND RATE; (b) REDEEMABLE FEATURES, IF ANY; (c) RIGHTS UPON LIQUIDATION; (d) WHETHER OR NOT THE SHARES OF SUCH SERIES SHALL BE SUBJECT TO A PURCHASE, RETIREMENT OR SINKING FUND PROVISION; (e) WHETHER OR NOT THE SHARES OF SUCH SERIES SHALL BE CONVERTIBLE INTO OR EXCHANGEABLE FOR SHARES OF ANY OTHER CLASS AND, IF SO, THE RATE OF CONVERSION OR EXCHANGE; (f) RESTRICTIONS, IF ANY, UPON THE PAYMENT OF DIVIDENDS ON COMMON STOCK; (g) RESTRICTIONS, IF ANY, UPON THE CREATION OF INDEBTEDNESS; (h) VOTING POWERS, IF ANY, OF THE SHARES OF EACH SERIES; AND (i) SUCH OTHER RIGHTS, PREFERENCES AND LIMITATIONS AS SHALL NOT BE INCONSISTENT WITH THE LAWS OF THE STATE OF FLORIDA."

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 10 - SUBSEQUENT EVENTS (continued)

      PREFERRED STOCK (continued)

               As of March 26, 1999, no preferred stock has been issued.

      STOCK OPTION PLAN

               On March 15, 1999, the shareholders of the Company approved the adoption of a stock option plan. The plan calls for a maximum of 2,000,000 incentive stock options and 500,000 non-qualified stock options to be issued, at the discretion of the Board of Directors, over the next ten years. Terms of the options, when issued, are as follows: (a) for non-qualified options, the term of the option may not exceed ten years, the options may be granted to any eligible person with the remaining terms to be determined by the designated Board Committee; and (b) for incentive options, the term of the option may not exceed ten years, the exercise price may not be less than the fair market value of the optioned share on the date of grant, the option may contain vesting provisions, and the option may contain other terms to be determined by the designated Board Committee. As of March 26, 1999, no options have been issued.

               The Company will account for these options following the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes optional alternative accounting methods for stock-based compensation as well as certain required disclosures. The Company has elected to account for stock-based employee compensation under previously existing accounting guidance. As such, SFAS No. 123 for employee compensation will be adopted for disclosure purposes only and will not impact the Company's financial position, annual operating results, or cash flows. For transactions with other than employees in which services were received in exchange for stock or options, the transactions will be recorded on the basis of the fair value of the services received, or the fair value of the equity instrument issued, whichever can be more reliably measured.

      SEC REGISTRATION STATEMENT

               In April 1999, the Company expects to file a Form 10-SB registration statement with the U.S. Securities & Exchange Commission for purposes of registering its common stock under the Securities Exchange Act of 1934.

NOTE 11 - PRO FORMA INCOME TAXES AND EARNINGS (UNAUDITED)

               As discussed in Note 1, having elected status as an S corporation, the shareholders of AMSE paid the federal income tax on AMSE's earnings through November 2, 1997. Additionally, AMSE was exempt from Florida income tax on its earnings during that period since Florida does not separately tax S corporations. As a result, no income tax expense was provided in the historical financial statements for taxable income through November 2, 1997.

               Below is a pro forma schedule estimating the amount of income tax benefit, and the resulting loss after taxes for the period ended December 31, 1997, as if AMSE had not made the election to be taxed as an S corporation.

      Loss before income taxes - historical                            $(72,156)
      Pro forma benefit for federal and state taxes                      25,250
      Valuation allowance for deferred tax asset                        (25,250)
                                                                       --------
                 Net income (loss), after pro forma tax provision      $(72,156)
                                                                       ========

                              DOW GUARANTEE CORP.







                              FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                      AND
                          INDEPENDENT AUDITORS' REPORT

                              DOW GUARANTEE CORP.




                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
         INDEPENDENT AUDITORS' REPORT                                       1

         FINANCIAL STATEMENTS

                    Balance Sheets                                          2

                    Statements of Operations                                3

                    Statement of Changes in Stockholders' Equity            4

                    Statements of Cash Flows                                5

         NOTES TO FINANCIAL STATEMENTS                                    6-9

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Dow Guarantee Corp.

We have audited the accompanying balance sheets of Dow Guarantee Corp. (the "Company"), as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dow Guarantee Corp. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 1, on July 31, 1998, all of the outstanding shares of the Company were acquired by America's Senior Financial Services, Inc.



                                     /s/ Ahearn, Jasco + Company, P.A.
                                     ------------------------------------------
                                     AHEARN, JASCO + COMPANY, P.A.
                                     Certified Public Accountants

Pompano Beach, Florida
February 26, 1999

                              DOW GUARANTEE CORP.
                                 BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1997



                                                                  1998                 1997
                                                               ----------            --------
                                          ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                   $   90,808            $185,767
   Brokerage fees receivable                                       27,929              54,478
   Employee advances                                               60,778              33,120
   Prepaid expenses and taxes                                      18,268               1,890
                                                               ----------            --------
            TOTAL CURRENT ASSETS                                  197,783             275,255

PROPERTY AND EQUIPMENT, net                                       116,602              39,113

GOODWILL, net                                                   1,059,413                  --

DUE FROM PARENT                                                    24,080                  --

OTHER ASSETS                                                       10,784               9,965
                                                               ----------            --------

            TOTAL                                              $1,408,662            $324,333
                                                               ==========            ========


                               LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                                             $ 106,259           $ 126,974
   Accrued compensation and related taxes                          40,724              29,963
                                                               ----------            --------

            TOTAL CURRENT LIABILITIES                             146,983             156,937
                                                               ----------            --------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Common stock, no par value; 1,000,000 shares
    authorized, 1,000,000 shares issued and outstanding            90,462              90,462
   Additional paid-in capital                                   1,255,649                  --
   Retained earnings (deficit)                                    (84,432)             76,934
                                                               ----------            --------
            TOTAL STOCKHOLDERS' EQUITY                          1,261,679             167,396
                                                               ----------            --------

            TOTAL                                              $1,408,662            $324,333
                                                               ==========            ========


                       See notes to financial statements.

                               DOW GUARANTEE CORP.
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                            1998                 1997
                                                          ----------          ---------
REVENUES                                                  $2,454,062          $2,599,574
                                                          ----------          ----------
EXPENSES:
   Payroll and related expenses                            1,560,504           1,742,832
   Administrative, processing, and occupancy                 933,689             854,831
                                                          ----------          ----------
            TOTAL EXPENSES                                 2,494,193           2,597,663
                                                          ----------          ----------
            INCOME (LOSS) FROM OPERATIONS                    (40,131)              1,911

GOODWILL AMORTIZATION                                         22,541                  --
                                                          ----------          ----------

            INCOME (LOSS) BEFORE INCOME TAXES                (62,672)              1,911

PROVISION FOR INCOME TAXES                                        --                 820
                                                          ----------          ----------

            NET INCOME (LOSS)                             $  (62,672)         $    1,091
                                                          ==========          ==========



                       See notes to financial statements.

                               DOW GUARANTEE CORP.
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                 Common                          Additional          Retained            Total
                                                 Stock            Common           Paid-in          Earnings        Stockholders'
                                              # of Shares          Stock           Capital          (Deficit)           Equity
                                             --------------    -------------    --------------    -------------    ----------------
STOCKHOLDERS' EQUITY,
 January 1, 1997                                 1,000,000         $ 90,462       $       --        $ 75,843          $  166,305

Net income for the year ended
 December 31, 1997                                      --               --               --           1,091               1,091
                                                 ---------         --------       ----------        --------          ----------

STOCKHOLDERS' EQUITY,
 December 31, 1997                               1,000,000           90,462               --          76,934             167,396

Recapitalization based on a
 July 31, 1998 acquisition of the
 shares of the Company (Note 1)
                                                        --               --        1,180,649         (98,694)          1,081,955

Capital contributed by parent
                                                        --               --           75,000              --              75,000

Net loss for the year ended
 December 31, 1998
                                                        --               --               --         (62,672)            (62,672)
                                                 ---------         --------       ----------        --------          ----------
STOCKHOLDERS' EQUITY,
 December 31, 1998                               1,000,000         $ 90,462       $1,255,649        $(84,432)         $1,261,679
                                                 =========         ========       ==========        ========          ==========






                       See notes to financial statements.

                               DOW GUARANTEE CORP.
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                     1998                  1997
                                                                                   ----------            ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                               $  (62,672)           $   1,091
   Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                                                    48,950               25,483
      Changes in certain assets and liabilities:
         Brokerage fees receivable                                                     26,549               (4,225)
         Employee advances                                                            (27,658)              67,747
         Prepaid expenses and taxes                                                   (16,378)              (1,407)
         Accounts payable, accrued compensation and other                              (9,954)              19,270
                                                                                   ----------            ---------

            NET CASH PROVIDED BY (USED IN)
             OPERATING ACTIVITIES                                                     (41,163)             107,959
                                                                                   ----------            ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Increase in other assets and due from parent                                       (24,899)                  --
   Acquisition of property and equipment                                             (103,897)              (9,294)
                                                                                   ----------            ---------

            NET CASH USED IN INVESTING ACTIVITIES                                    (128,796)              (9,294)
                                                                                   ----------            ---------
CASH FLOWS FROM FINANCING ACTIVITY - Capital
 contribution by parent                                                                75,000                   --
                                                                                   ----------            ---------
            NET INCREASE (DECREASE) IN CASH
             AND CASH EQUIVALENTS                                                     (94,959)              98,665

CASH AND CASH EQUIVALENTS, Beginning of year                                          185,767               87,102
                                                                                   ----------            ---------

CASH AND CASH EQUIVALENTS, End of year                                             $   90,808            $ 185,767
                                                                                   ==========            =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Interest paid in cash during the period                                         $   16,094            $      --
                                                                                   ==========            =========
   Income taxes paid in cash during the period                                     $   10,000            $   3,294
                                                                                   ==========            =========


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
          On July 31, 1998, the Company recorded goodwill and additional paid-in capital and adjusted its assets and liabilities to fair value in connection with a purchase of the Company's stock.




                       See notes to financial statements.

                               DOW GUARANTEE CORP.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ORGANIZATION AND BASIS OF PRESENTATION

               Dow Guarantee Corp. (the "Company") was incorporated on March 20, 1985. The Company is a licensed mortgage lender in the State of Florida and is engaged in originating, processing, and funding mortgage loan applications.

               On July 31, 1998, the shareholders of the Company exchanged all of the issued and outstanding common stock of the Company to America's Senior Financial Services, Inc. ("AMSE") for 550,000 shares of AMSE common stock in a tax-free transaction. As a result, the Company became a wholly-owned subsidiary of AMSE on that date. In accordance with applicable accounting principles, this transaction has been recorded as a purchase of the Company by AMSE for financial reporting purposes. Management of AMSE has placed a value of $1,100,000 on the common stock of AMSE issued to the shareholders of the Company. This value was determined at a discount from the common stock's trading level during the time the transaction was completed, as the shares are restricted as to transfer. According to "push down" accounting rules, this transaction, including costs incurred, is recorded on the books of the Company. As a result, the recorded values of the assets and liabilities of the Company were adjusted to their fair values at that date and goodwill was recorded for the excess of the purchase price over the net fair value.

      USE OF ESTIMATES

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      REVENUE RECOGNITION AND CREDIT RISKS

               The Company derives its revenues primarily from mortgage application fees paid by potential borrowers and from brokerage and processing fees payable by the borrower and others at the time of closing. The brokerage and processing fees are recognized as revenue at the time the loans are closed.

               The Company operates in the mortgage banking industry, therefore, it is highly dependent on the status of the economy and interest rates.

      INTANGIBLE ASSETS

               The excess of investment cost over the fair value of net assets acquired (goodwill) is being amortized over a period of 20 years. Amortization of goodwill in the amount of $22,541 was charged to operations in 1998.

      PROPERTY AND EQUIPMENT

               Property and equipment is recorded at acquisition cost and depreciated using the straight-line method over the estimated useful lives of the assets. Useful lives range from five to seven years. Expenditures for routine maintenance and repairs are charged to expense as incurred.

      ADVERTISING

               The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred. Advertising expense was $30,717 and $31,002 for the years ended December 31, 1998 and 1997, respectively.

                               DOW GUARANTEE CORP.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      INCOME TAXES

               The Company accounts for its income taxes in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company anticipates filing a consolidated return with AMSE. The tax provision shown on the accompanying statement of operations was calculated as if the Company filed a separate income tax return.

      CASH AND CASH EQUIVALENTS

               Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. The Company occasionally maintains cash balances in financial institutions in excess of the federally insured limits.

      FAIR VALUE OF FINANCIAL INSTRUMENTS

               Cash, receivables, and accounts payable and accrued expenses are reflected in the financial statements at fair value because of the short-term maturity of those instruments.

      STATEMENT OF COMPREHENSIVE INCOME

               A statement of comprehensive income has not been included, per SFAS 130, "Reporting Comprehensive Income," as the Company has no items of other comprehensive income.

      RECLASSIFICATIONS

               Certain amounts in the 1997 financial statements have been reclassified to conform to the 1998 presentation.



NOTE 2 - PROPERTY AND EQUIPMENT

               Property and equipment consists of the following at December 31, 1998 and 1997:

                                                       1998             1997
                                                    ----------       ---------

      Office equipment                              $   77,906       $ 122,116
      Furniture and fixtures                            15,445          57,271
      Leasehold improvements                            31,080           5,991
                                                    ----------       ---------
                Total cost                             124,431         185,378
      Less:  Accumulated depreciation                   (7,829)       (146,265)
                                                    ----------       ---------

                Property and equipment, net         $  116,602       $  39,113
                                                    ==========       =========

                               DOW GUARANTEE CORP.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 2 - PROPERTY AND EQUIPMENT (continued)

               Depreciation expense for the years ended December 31, 1998 and 1997 was $26,409 and $25,483, respectively. At July 31, 1998, the historical cost of all property and equipment was adjusted to fair value in connection with an acquisition (see Note 1).

NOTE 3 - CREDIT AGREEMENTS

      LINES OF CREDIT

               In October 1996, the Company established two credit lines with a financial institution. The credit lines are guaranteed by an officer and former shareholder. The total amount available under the agreements is $50,000. As of December 31, 1998 and 1997, no amounts were used from the credit facilities.

      MORTGAGE WAREHOUSING AGREEMENT

               In May 1997, the Company entered into an agreement with a financial institution to provide a $1,000,000 mortgage warehousing facility that assists the Company in originating and closing mortgages. The Company is liable under the agreement only if there is a default during a mortgage closing process. There were no amounts owed under this agreement as of December 31, 1998 or 1997. Interest paid during 1998 for borrowings under this agreement totaled $16,094.

NOTE 4 - INCOME TAXES

               A summary of income taxes for the years ended December 31, 1998 and 1997 is as follows:

                                                            1998          1997
                                                         --------       --------
      Currently payable:
         Federal                                         $     --          $ 800
         State                                                 --             20
      Deferred benefit from net operating loss            (14,050)            --
      Valuation allowance                                  14,050             --
                                                         --------          -----
                Total income tax provision               $     --          $ 820
                                                         ========          =====

               The tax provision differs from the Federal statutory rate of 34% because of non-deductible expenses (including the goodwill amortization), the surtax exemptions and rate brackets, and the effect of state income taxes. There are no significant deferred tax assets or liabilities other than from the net operating loss.

               The Company has recorded a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets that may not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

               The Company has available tax net operating loss carryovers as of December 31, 1998 of approximately $84,400.

                               DOW GUARANTEE CORP.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 5 - COMMITMENTS AND CONTINGENCIES

      OFFICE LEASE

               The Company leases office space in various locations, as well as certain office equipment. Future minimum lease payments subsequent to December 31, 1998 under these operating leases are as follows: $94,956 in years 1999 and 2000, $93,293 in 2001, and $12,956 in years 2002 and 2003.
      Rent expense for the years ended December 31, 1998 and 1997 totaled $86,725, and $92,633, respectively.

      LITIGATION

               From time to time, the Company is exposed to claims, regulatory, and legal actions in the normal course of business, some of which may be initiated by the Company. At December 31, 1998, management believes that any such outstanding issues will be resolved without significantly impairing the financial condition of the Company.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.







                              FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                      AND
                          INDEPENDENT AUDITORS' REPORT

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.



                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
         INDEPENDENT AUDITORS' REPORT                                      1

         FINANCIAL STATEMENTS

                    Balance Sheet                                          2

                    Statement of Operations                                3

                    Statement of Changes in Stockholders' Equity           4

                    Statement of Cash Flows                                5

         NOTES TO FINANCIAL STATEMENTS                                   6-8

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Capital Funding of South Florida, Inc.

We have audited the accompanying balance sheet of Capital Funding of South Florida, Inc. (the "Company"), as of December 31, 1998, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Funding of South Florida, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

As discussed in Note 1, on January 29, 1999, all of the outstanding shares of the Company were acquired by America's Senior Financial Services, Inc.



                                     /s/ Ahearn, Jasco + Company, P.A.
                                     ------------------------------------------
                                     AHEARN, JASCO + COMPANY, P.A.
                                     Certified Public Accountants

Pompano Beach, Florida
April 9, 1999

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.
                                 BALANCE SHEET
                               DECEMBER 31, 1998



                                     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                  $  23,543
   Brokerage fees receivable                                     45,828
   Interest receivable from shareholders                          6,000
                                                              ---------

            TOTAL CURRENT ASSETS                                 75,371

PROPERTY AND EQUIPMENT, net                                      79,983

NOTES RECEIVABLE FROM SHAREHOLDERS                              100,000

OTHER ASSETS                                                     67,739
                                                              ---------
            TOTAL                                             $ 323,093
                                                              =========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Notes payable - lines of credit                            $ 110,455
   Accounts payable                                              25,909
   Accrued compensation                                          17,873
   Other accrued liabilities                                     35,000
                                                              ---------

            TOTAL CURRENT LIABILITIES                           189,237
                                                              ---------


COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Common stock, $1 par value; 10,000 shares
    authorized, 2,000 shares issued and outstanding               2,000
   Additional paid-in capital                                    59,369
   Retained earnings                                             72,487
                                                              ---------

            TOTAL STOCKHOLDERS' EQUITY                          133,856
                                                              ---------

            TOTAL                                             $ 323,093
                                                              =========





                       See notes to financial statements.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.
                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998



REVENUES                                                            $1,419,184
                                                                    ----------
EXPENSES:
   Compensation                                                        826,415
   Administrative, processing, and occupancy                           476,956
                                                                    ----------
            TOTAL EXPENSES                                           1,303,371
                                                                    ----------
            INCOME FROM OPERATIONS                                     115,813

INTEREST INCOME                                                          7,735

INTEREST EXPENSE                                                        (4,742)
                                                                    ----------
            NET INCOME                                              $  118,806
                                                                    ==========





                       See notes to financial statements.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1998





                                         COMMON                         Additional                               Total
                                         STOCK            Common           Paid-in           Retained        Stockholders'
                                      # OF SHARES          Stock           Capital           Earnings            Equity
                                     --------------    -------------    --------------    --------------    ----------------
STOCKHOLDERS' EQUITY,
 January 1, 1998                          2,000            $2,000         $59,369           $ 228,984          $ 290,353

S corporation distributions                  --                --              --            (275,303)          (275,303)

Net income for the year ended
 December 31, 1998                           --                --              --             118,806            118,806
                                          -----            ------         -------           ---------          ---------

STOCKHOLDERS' EQUITY,
 December 31, 1998                        2,000            $2,000         $59,369           $  72,487          $ 133,856
                                          =====            ======         =======           =========          =========







                       See notes to financial statements.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.
                            STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                    $ 118,806
   Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and valuation allowance                                          59,518
      Changes in certain assets and liabilities:
         Brokerage fees receivable                                                 (38,406)
         Interest receivable from shareholders                                      (6,000)
         Accounts payable and accrued liabilities                                   34,003
                                                                                 ---------
            NET CASH PROVIDED BY OPERATING ACTIVITIES                              167,921
                                                                                 ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Change in other assets                                                               87
   Purchases of property and equipment                                             (34,524)
                                                                                 ---------
            NET CASH USED IN INVESTING ACTIVITIES                                  (34,437)
                                                                                 ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   S corporation distributions                                                    (275,303)
   Repayment of shareholder advances                                              (150,000)
   Proceeds from lines of credit, net                                               70,580
                                                                                 ---------
            NET CASH USED IN FINANCING ACTIVITIES                                 (354,723)
                                                                                 ---------

            NET DECREASE IN CASH AND CASH EQUIVALENTS                             (221,239)

CASH AND CASH EQUIVALENTS, Beginning of year                                       244,782
                                                                                 ---------
CASH AND CASH EQUIVALENTS, End of year                                           $  23,543
                                                                                 =========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Interest paid in cash during the period                                       $   4,742
                                                                                 =========
   Income taxes paid in cash during the period                                   $      --
                                                                                 =========


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES:
             Property and equipment with a net book value of $66,514 was transferred from depreciable assets to other assets when the property was removed from current use in the business.




                       See notes to financial statements.

                  CAPITAL FUNDING OF SOUTH FLORIDA, INCORATION
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ORGANIZATION AND BASIS OF PRESENTATION

               Capital Funding of South Florida, Inc. (the "Company") was incorporated on August 29, 1994. The Company is a licensed mortgage lender in the State of Florida and is engaged in originating, processing, and funding mortgage loan applications.

               On January 29, 1999, the shareholders of the Company exchanged all of the issued and outstanding common stock of the Company to America's Senior Financial Services, Inc. ("AMSE") for 221,664 shares of AMSE common stock in a tax-free transaction. As a result, the Company became a wholly-owned subsidiary of AMSE on that date.

      USE OF ESTIMATES

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      REVENUE RECOGNITION AND CREDIT RISKS

               The Company derives its revenues primarily from mortgage application fees paid by potential borrowers and from brokerage and processing fees payable by the borrower and others at the time of closing. The brokerage and processing fees are recognized as revenue at the time the loans are closed.

               The Company operates in the mortgage banking industry, therefore, it is highly dependent on the status of the economy and interest rates.

      PROPERTY AND EQUIPMENT

               Property and equipment is recorded at acquisition cost and depreciated using the straight-line method over the estimated useful lives of the assets. Useful lives range from five to seven years. Expenditures for routine maintenance and repairs are charged to expense as incurred.

      ADVERTISING

               The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred. Advertising expense was $15,955 for the year ended December 31, 1998.

      INCOME TAXES

               The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

               On January 29, 1999, as a result of the acquisition by AMSE of the Company's common stock, the Company ceased to be an S corporation.

      CASH AND CASH EQUIVALENTS

               Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. The Company occasionally maintains cash balances in financial institutions in excess of the federally insured limits.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      FAIR VALUE OF FINANCIAL INSTRUMENTS

               Cash, receivables, accounts payable and accrued expenses, and notes payable are reflected in the financial statements at fair value because of the short-term maturity of those instruments.

      STATEMENT OF COMPREHENSIVE INCOME

               A statement of comprehensive income has not been included, per SFAS 130, "Reporting Comprehensive Income," as the Company has no items of other comprehensive income.

NOTE 2 - PROPERTY AND EQUIPMENT

               Property and equipment consists of the following at December 31, 1998:

          Office and other equipment                              $   78,100
          Furniture and fixtures                                      13,125
          Leasehold improvements                                      40,377
                                                                  ----------
                    Total cost                                       131,602
          Less:  Accumulated depreciation                            (51,619)
                                                                  ----------
                    Property and equipment, net                   $   79,983
                                                                  ==========

               Depreciation expense for the year ended December 31, 1998 was $25,732. The balance sheet caption, "other assets," includes property not currently in use in the operation of the Company; a valuation allowance of $33,786 was charged to earnings in 1998 to reduce this property to its estimated net realizable value of $66,514.

NOTE 3 - NOTES PAYABLE

               The Company has two credit lines with financial institutions. The balances due at December 31, 1998 were $61,455, with interest at 10.25%, and $49,000, with interest at 8.5%. The notes are due on demand, are unsecured, and are guaranteed by a shareholder.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

      OFFICE LEASE

               The Company leases office space in various locations, as well as certain office equipment. Future minimum lease payments subsequent to December 31, 1998 under these operating leases are as follows: $43,900 in 1999, $24,000 in 2000, and $12,000 in 2001. Rent expense for the year ended December 31, 1998 totaled $70,359.

      LITIGATION

               From time to time, the Company is exposed to claims, regulatory, and legal actions in the normal course of business, some of which may be initiated by the Company. At December 31, 1998, management believes that any such outstanding issues will be resolved without significantly impairing the financial condition of the Company.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


NOTE 5 - RELATED PARTY TRANSACTIONS

      NOTES RECEIVABLE

               Two shareholders each owe the Company $50,000 under promissory notes dated December 31, 1997. Both notes bear interest at 6% per annum and the interest is payable annually on December 31st. The notes are due on January 1, 2004. The interest due December 31, 1998 was not paid and is therefore recorded as a receivable from shareholders.

               The fair value of these notes is not subject to reasonable estimation because of their related party nature.

      DISTRIBUTIONS TO SHAREHOLDERS

               The shareholders of the Company received S corporation distributions totaling $275,303 in 1998.

      SHAREHOLDER ADVANCES

               At December 31, 1997, the Company owed its shareholders $150,000 pursuant to non-interest bearing advances received in December 1997. These amounts were repaid in January 1998.

                          UNAUDITED PRO FORMA COMBINED
                        CONDENSED FINANCIAL INFORMATION

         The following unaudited pro forma financial statements of America's Senior and the related notes are presented to give effect to the acquisition of Dow Guarantee Corp. and Capital Funding of South Florida, Inc., assuming that such acquisitions occurred as of January 1, 1998 using the purchase accounting method. A pro forma balance sheet has been presented, assuming that the acquisitions occurred as of December 31, 1998.

         The unaudited pro forma financial statements are based on the historical financial statements for America's Senior, Dow and Capital Funding and the assumptions and adjustments described in the accompanying notes.

         The unaudited pro formal financial statements do not purport to represent what America's Senior results of operations and financial condition actually would have been if the events described above had occurred as of the dates indicated or what such results and financial condition will be for any future periods. The unaudited pro forma financial statements are based upon assumptions that America's Senior believes are reasonable and should be read in conjunction with the Financial Statements and accompanying notes thereto included elsewhere herein.

AMSE/ DOW/ CFSF COMPARATIVE PROFORMA
CONSOLIDATED FINANCIAL STATEMENTS
       AMERICA'S SENIOR FINANCIAL SERVICES AND SUBSIDIARIES
       CONSOLIDATED PROFORMA BALANCE SHEET AS OF DECEMBER 31, 1998

                                                  HISTORIC      HISTORIC     HISTORIC      PROFORMA               PROFORMA
                                                    AMSE          DOW          CFSF       ADJUSTMENTS           CONSOLIDATED
       ---------------------------------------------------------------------------------------------------------------------
       ASSETS:
       Cash and cash equivalents                $  104,920       90,809        23,543                              219,272
       Brokerage fee's receivable                   21,924       27,929        45,828                               95,681
       Notes & Other Receivable                    275,618       24,080       106,000         (24,080) a           381,618
       Self-funded mortgages/ loans held
         for sale                                       --           --            --                                   --
       Employee advances                             9,750       60,777            --                               70,527
       Prepaid expenses                             53,452       29,052            --                               82,504
       Property and equipment, net                 118,807      116,602        79,983                              315,392
       Other Assets                              2,516,111    1,059,413       990,000      (2,597,168) b         1,968,356
       Acquisition Costs
                                                    53,509           --            --                               53,509
       --------------------------------------------------------------------------------------------------------------------
                                Total Assets     3,154,091    1,408,662     1,245,354      (2,621,248)           3,186,859

       LIABILITIES:
       Current portion of long-term debt             5,798           --       110,454                              116,252
       Accounts payable and accrued expenses        91,724      106,259        60,909          24,080 a            234,812
       Commission payable                            8,330       40,724        17,873                               66,927
       Income taxes payable                             --           --            --                                   --
       Long-Term debt, less current portion         13,287           --            --                               13,287
       --------------------------------------------------------------------------------------------------------------------
                           Total Liabilities       119,139      146,983       189,236          24,080              431,278

       STOCKHOLDERS' EQUITY:
       Common Stock                                  5,899           --         2,000                                7,899
       Preferred Stock                                  --           --            --                                   --
       Additional paid-in capital                3,417,433    1,346,111       981,630       2,501,644 b          3,243,530
       Retained earnings                          (122,243)     (21,760)      (46,318)                            (190,321)
       Income YTD                                 (266,137)     (62,672)      118,806          95,524 c           (305,527)
       --------------------------------------------------------------------------------------------------------------------
                  Total stockholders' equity     3,034,952    1,261,679     1,056,118       2,597,168            2,755,581
       --------------------------------------------------------------------------------------------------------------------
         Total liabilities and stockholders'
           equity                                3,154,091    1,408,662     1,245,354       2,621,248        $   3,186,859
       ====================================================================================================================


      a   To eliminate intercompany payable and receivable
      b   To eliminate intercompany investment.
      c To recognize expenses annualized for Proforma purposes. See Consolidated Statement of Operations.

      AMERICA'S SENIOR FINANCIAL SERVICES AND SUBSIDIARIES
      CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1998

                                                  HISTORIC      HISTORIC     HISTORIC      PROFORMA               PROFORMA
                                                    AMSE          DOW          CFSF       ADJUSTMENTS           CONSOLIDATED
       ---------------------------------------------------------------------------------------------------------------------
       REVENUES:
       Origination & Processing Fees            $  830,173    2,452,898     1,409,814                            4,692,885
       Income other                                     --        1,164         9,370                               10,534
                                             ------------------------------------------------------------------------------
                              Total Revenues       830,173    2,454,062     1,419,184               --           4,703,419
       EXPENSES:
       Various processing fees (COGS)                   --      504,715        52,350                              557,065
       Bad debts - collection                           --           --         3,183                                3,183
       Depreciation                                 27,127       26,409        21,531                               75,067
       Advertising/ Promotion                      144,348       45,600        35,761                              225,709
       Auto fees misc.                              19,509        1,618        13,169                               34,296
       Bank fees                                       765          688           907                                2,360
       Contributions\Donations                         450        1,256         1,860                                3,566
       Client expenses                                  --           --            --                                   --
       Miscellaneous                               (27,250)      31,970        11,234                               15,954
       Insurance                                    11,125       55,148        21,915                               88,188
       Interest paid                                    --       16,094            --                               16,094
       Professional fees                            44,240        6,685        22,122                               73,047
       Postage & courier fees                       18,889        7,861        20,091                               46,841
       Office expenses                              78,668       68,764        55,885                              203,317
       Rent                                         42,498       88,168        70,359                              201,025
       Property taxes, licenses & related              356        6,083         9,572                               16,011
       Travel                                       23,047           --         6,108                               29,155
       Meals& Entertainment                         14,921        3,359        25,289                               43,569
       Telephone & Other Communications             38,152       72,377        44,061                              154,590
       Wages, Commissions & Associated Costs       661,070    1,546,889       826,415           14,467 c         3,048,841
       Expenses other                                   --           --        33,786                               33,786
       Maintenance and repair                           --       10,509        19,891                               30,400
       Meetings                                         --           --         7,882                                7,882
                                             ------------------------------------------------------------------------------
                              Total Expenses     1,097,915    2,494,193     1,303,371           14,467           4,909,946
       Interest Income                               3,646           --         7,735                               11,381
       Interest Expense                              2,041           --         4,742                                6,783
       Goodwill Amortization                            --       22,541            --           81,057 c           103,598

             Profit (Loss) before tax             (266,137)     (62,672)      118,806          (95,524)           (305,527)
                                             ------------------------------------------------------------------------------
        Provision (Benefit) for income taxes            --           --            --
                                             ------------------------------------------------------------------------------
                 Net Income (Loss)                (266,137)     (62,672)      118,806          (95,524)       $   (305,527)
                                             ==============================================================================

Net Income per Common Share
                                       Basic       (0.1070)     (0.0518)
                                     Diluted       (0.1070)     (0.0518)

Weighted Average Shares Outstanding
                                       Basic     2,854,400    5,898,867
                                     Diluted     2,854,400    5,898,867


     c To annualize goodwill of an additional seven months for Dow Guarantee, A full twelve months of CFSF, and to annualize accrued vesting costs pertaining to employee recruitment and retention.

      AMSE Represents twelve months of original Miami Lakes office as if it had remained an independent entity.